
Hewitt



Re-Centering Our Business

Hewitt Associates, Inc. 2007 Annual Report

We are in the right business at the right time.

The world's top organizations rely on the human resources services we provide.

Our continued success is simply a matter of getting even better at what we already do best for our clients.



We are focused on execution and on building the strong business discipline that leads to quality client relationships and sustainable financial results. In 2007, we introduced *Four Pillars of Shared Purpose* to guide our decisions and actions.

Dear Stockholders,

We entered fiscal 2007 with a mandate to stabilize parts of our business, to clarify our go-forward strategy, and to deliver solid financial results. I spent considerable time with our clients, our associates, and our stockholders throughout the last year, learning what we were doing well and where we needed to improve. It became clear to me that while our strategy was relatively sound, we needed a more specific plan to grow and a stronger focus on the fundamentals of execution.

Today's businesses are challenged by a growing scarcity in the human capital needed to run an increasingly service-based economy, and no one is better-positioned than Hewitt to anticipate and solve the complex people challenges of the world's leading organizations. We intend to be not only the world's preeminent thought leader on human capital issues, but also the company with the strongest record of helping clients successfully execute their human capital strategies. Hewitt is the premier brand in a high-growth industry and we are confident we are in the right business...at the right time.

Fiscal 2007 results

Human resources outsourcing and consulting hold terrific opportunities for robust profitable growth for the foreseeable future. In 2007, we re-centered our business to better position Hewitt to capitalize on these opportunities going forward by building on strengths in our Consulting and Benefits Outsourcing businesses, and being selective in pursuing only HR Business Process Outsourcing (HR BPO) opportunities that we can deliver with quality. We were encouraged with our progress in 2007—stabilizing the HR BPO business, making necessary investments in our more established businesses, and better managing our overall cost structure.

Net revenues for the 2007 fiscal year grew 5%, to $2.9 billion, or 4% after adjusting for the decline in third-party revenues, currency, and acquisitions. We recorded an operating loss of $143 million, which included $409 million of charges. There were two primary reasons for the charges. First, we determined that our HR BPO business will be on a slower growth path, which meant our goodwill and certain assets related to this business were impaired. Second, we took a number of strategic actions to improve productivity in both staffing and facilities and to settle some client and vendor issues. Some remaining actions in these areas will linger into fiscal 2008, but collectively, these steps better position us for the future. Absent these issues, we saw strong underlying improvement on key measures across the business.

Overall, we were especially pleased with the healthy revenue and margin performance of Consulting in 2007. We also saw strong underlying margin expansion in Benefits Outsourcing. Our challenge going forward in this business is reaccelerating our growth. We are making the necessary investments to expand both our offering and our reach in the market. While we've made progress stabilizing our existing contract portfolio in HR BPO, we have some more work to do to improve the long-term financial outlook and operating model of the business.

We also reported strong free cash flow in 2007. Our significant cash-generating capabilities allowed our Board to authorize a $750 million stock repurchase program to return cash to our stockholders. Through November 9, 2007, we had repurchased about $205 million, and we'll look to continue these efforts in 2008.

We took a number of necessary strategic steps in 2007 to rebuild Hewitt for the future, and we're now entering 2008 in a better position to improve the long-term growth and margin profile of the Company.

Four pillars

During the year, I introduced four pillars of shared purpose, representing organizational disciplines that will underpin our strategic initiatives and guide our continuing efforts to re-center the business. The four pillars are:

1. *Keep clients first*—looking at each of our business decisions to test how they enhance the relationships we enjoy with our clients. Our aim is to enhance the complete experience for all of our clients—from prospect to proposal to contract to expansion to renewal.
2. *Create a rewarding work experience*—ensuring that Hewitt is a place where associates can do their best work. We are taking action to enhance the work experience and create some fun in the workplace in ways that lead to improved engagement and retention of our people.
3. *Grow with intention*—both organically and through logical acquisitions. We are investing in product enhancements and adding complementary services to both our Consulting and Outsourcing offers based on emerging client needs. In addition, we are introducing Hewitt to new markets and expanding in others—specifically the middle market in North America and high-growth markets in Asia-Pacific. We have augmented our sales organization to support these market expansions and to be more proactive across the board.
4. *Get lean*—by reshaping our operating model and implementing a continuous improvement mandate that is improving efficiency and freeing up resources. Lean is the new way of thinking and working at Hewitt that enables us to fund the investments that will lead to new growth and other value-creation initiatives, while still contributing to margin expansion.

A solid foundation

We are pleased with the early results of our re-centering efforts. We are building a solid foundation for future growth, the market demand is strong, and we have the experience to continue to lead. The proof will be in the doing, and we are picking up the pace on all fronts.

Benefits Outsourcing is the industry we invented by providing excellent products and an exceptional client experience.



Matthew Levin
Senior Vice President—Corporate Development and Strategy

Tracy Keogh
Senior Vice President—Human Resources

Julie Gordon
President—Client and Market Leadership

Jay Rising
President—HR Outsourcing

Russ Fradin
Chairman and Chief Executive Officer

John Park
Chief Financial Officer

Perry Brandorff
President—Consulting

Steven Kyono
Senior Vice President—General Counsel and Corporate Secretary

Kristi Savacool
Senior Vice President—Global Business Services and Information Technology

Now we are focusing on investing in enhancements to our existing platforms, identifying a number of add-on services, and expanding our target markets. Our operations organization has made continuous process improvement a key priority in their ongoing focus on quality.

Consulting is an industry with significant growth potential. We are taking steps to increase our profitable growth along two fronts. First, we are developing new solutions to capitalize on market trends, such as the need to manage risk differently in the retirement business, continued M&A activity, and the ongoing race for talent. And second, we are accelerating our international expansion in our fast-growing regions.

HR BPO is an industry still in its formative stages, and we are adapting our model based on our early experience as the market leader. We spent much of the year stabilizing our existing portfolio of contracts and refining our offer. Our new model features a refined scope of services including the core offers of benefits, workforce administration, and payroll that can be augmented with a set of specialized services when they are a good match with client needs on both customer service and economic dimensions. We are pleased with the performance of our newer contracts and plan to grow this business in a slower and more profitable way going forward.

Across all our businesses, we are increasing productivity and improving cost effectiveness, while always putting service quality first. We have streamlined our technology and real estate infrastructures, leveraged our supplier relationships better, and expanded our offshore operations. These are just some of the actions that have contributed to margin expansion while enabling us to serve our clients more efficiently.

Executive leadership

A major focus in 2007 was blending proven leaders from outside Hewitt with the experienced senior executive team. With the appointments of Matt Levin as Senior Vice President of Corporate Development and Strategy, Tracy Keogh as Senior Vice President of Human Resources, Jay Rising as President of HR Outsourcing, and Steve Kyono as General Counsel and Corporate Secretary, we added a fresh external perspective to the deep experience of longstanding Hewitt leaders. We now have the right team in place to go the distance.

At the heart of Hewitt

In the race for human capital, the winners of tomorrow will be those organizations that derive the greatest value from the investments they make in their people. Helping our clients realize that value is why we are in business. It's at the heart of what Hewitt has always been about. And it will be what drives the Hewitt of the future.

Russell Fradin

Russell Fradin
Chairman and Chief Executive Officer
December 1, 2007

Keep clients first.

All the way back to Ted Hewitt and the founding of Hewitt Associates in 1940, our number-one focus has been providing top-notch service to our clients. That's why the four pillars that define our strategic imperatives begin with *Keep clients first*. We are in business to help our clients get the greatest possible value out of their investment in people. In the early days, a client-first platform was mostly a matter of having the right intention and follow-through. Today, it takes much more—it requires leadership, vision, strategy, resources, consistent behaviors and practices, and careful attention to every aspect of the client experience—all of which can take different shapes from one business segment to another. In our Benefits Outsourcing business, we're keeping clients first by re-engineering our processes, improving our products and service delivery, and increasing resource levels in some key areas. In our Consulting business, we're providing thought leadership on the critical issues of managing human capital and managing risks in the changing landscape for retirement and health care. In HR BPO, we're narrowing our focus to a core set of services and geographies that fit our ability to successfully execute and add value to our clients. And to work across all our businesses, practices, and geographies, we have created a new Client and Market Leadership organization whose purpose is to help ensure that we have exceptionally satisfied clients. Our goal is to consistently deliver the right solutions to meet their needs throughout our full array of services.



Create a rewarding work experience.

Without committed and engaged associates, it would be impossible for us to deliver our full capabilities. Associates are the heart and soul of Hewitt. They set the tone for everything we do. They define expectations, fuel responsiveness, and spearhead service. Our second pillar is about enabling our associates to do their best work by *Creating a rewarding work experience.* Our culture is evolving to add a performance orientation to our well-cultivated focus on relationships and collaboration. In fiscal 2007, we accelerated that change through a new bonus structure that more closely ties associate recognition to the results they create. We have taken input from our global engagement survey and targeted focus groups across the Company to define the key areas that will enhance the work experience in ways that lead to improved engagement and retention of our people. We are already in motion with a number of workplace initiatives to enhance collaboration and improve productivity. We firmly believe that more engaged associates will translate into even more satisfied and loyal clients—and this, in turn, will drive increased shareholder value.



Grow with intention.

Our leadership team made it a high priority in fiscal 2007 to refine our overall picture of our industry and the markets for our services. We gathered and analyzed the data, and everything we learned pointed to the same conclusion: We will continue to operate in a high-growth industry for the foreseeable future. Not only do our clients need help delivering their programs in a cost-effective manner and managing the financial aspects of their benefit plans; they also tell us that they want Hewitt to continue to be proactive in bringing them the latest thinking in human capital management. We plan to take full advantage of this growth industry, and therefore our third pillar is *Grow with intention*. What's the significance of the phrase, "with intention"? It means we will grow in ways that both make sense to our clients and allow us to meet our financial objectives. We will grow organically and through acquisition; we will grow by expanding our target markets, by developing complementary add-on services, and by expanding geographically; and we will grow on the strength of new sales activity as well as expanding relationships with existing clients. In 2007, our acquisition of RealLife HR strengthened our mid-market capabilities by offering a more flexible health and welfare benefits administration platform ideally suited for employers with fewer than 15,000 enrollees. We can now bring an administrative solution to our many satisfied Consulting clients in the mid-market. Our ultimate goal is to grow in ways that allow Hewitt to provide insights and services to an ever-expanding group of the world's progressive companies.



Get lean.

Our fourth pillar is quite simply, *Get lean.* As an organization, we are striving for operational effectiveness and continuous productivity improvement across all parts of our business. After years of rapid expansion, some elements of our operating model have grown complex and costly to maintain. We know that building an efficient and scalable operation will allow us to best serve our clients, free up dollars to reinvest in the business, and enable us to design and deliver more competitive offers—all of this while still improving our margins. Lean is a new way of operating at Hewitt, and we are taking a broad-based and systematic approach. We are forming strategic partnerships with our suppliers to create cost and quality leverage and to strategically source more non-core functions. In 2007, we announced plans to evaluate our global real estate footprint. We've already taken action to reduce vacant and underutilized space. But we didn't simply take away space—we reinvested in an enhanced work environment to better match the type of space to the kind of work performed and create a work environment where people can do their best work. We began an evaluation of our technology infrastructure and systems with a goal to drive to more common technology platforms. Our core businesses are focused on driving continuous improvement in client service delivery and back-office processing. We are upgrading quality systems and improving the processes we use to implement our services to new clients. We are also focused on creating the right balance of work both onshore and offshore with systems, tools, and processes to make it all work seamlessly for our clients. As an organization committed to service quality, getting lean will never stop at Hewitt, because efficiency and scalability prove to be great enablers of our other strategic imperatives—keeping clients first, creating a rewarding work experience, and growing with intention.



Hewitt at a glance

Hewitt Associates

We are one of the world's foremost providers of human resources outsourcing and consulting services, helping companies from virtually every industry and every region of the world generate greater value from their human capital investments by working together to address their people, workforce, and operational HR issues and challenges. In fiscal 2007, our net revenues increased 5% to $2.9 billion. Adjusting for the decline in third-party supplier revenues, the net favorable effects of foreign currency translation, and acquisitions, net revenues increased 4%.

We believe that few organizations provide the breadth and depth of human capital solutions that we developed through more than 65 years of experience in human resources. Our thought leadership and innovation, in addition to our ability to integrate HR outsourcing and consulting services to provide clients with total HR solutions that deliver business results, are what help differentiate us in the marketplace.

Hewitt Service Offerings


Benefits Outsourcing
HR BPO
Consulting

Benefits Outsourcing

Generating approximately 50% of our fiscal 2007 revenues, our Benefits Outsourcing business applies our HR expertise primarily through defined benefit, defined contribution, and health and welfare administration services, as well as a host of additional complementary services such as leave of absence administration, flexible spending, and participant advocacy. Using technology and process transformation, our model replaces the resource-intensive processes once required to administer benefit plans with more efficient, effective, and less costly solutions. The business is generally characterized by long-term contracts, annually recurring revenues, and high client retention rates. In fiscal 2007, our Benefits Outsourcing revenues increased 1% to $1.48 billion. Adjusting for the favorable effects of foreign currency translation, Benefits Outsourcing revenues were essentially flat.

Benefits Outsourcing Net Revenues*
(dollars in millions)


$1,418
$1,466
$1,475
2005
2006
2007

Number of clients: >300

HR Business Process Outsourcing

Generating approximately 20% of our fiscal 2007 revenues, our HR BPO business provides clients with leading-practice solutions to manage employee data and administer benefits, payroll, and other human resources processes. We record and manage transactions across these core processes in addition to a variety of talent and workforce management solutions. In fiscal 2007, our HR BPO revenues increased 4% to $539.4 million. Adjusting for the decline in third-party supplier revenues and the favorable effects of foreign currency translation, HR BPO revenues increased 15%.

HR BPO Net Revenues*
(dollars in millions)


$632
$518
$539
2005
2006
2007

Number of clients: >30

Consulting

Generating approximately 30% of our fiscal 2007 revenues, our Consulting business works with companies around the world to design, develop, implement, communicate, and provide financial/actuarial analysis for their people-related business strategies. We design programs for retirement and health care benefits, compensation and total rewards, talent management, and change management that will help clients lower costs while increasing their ability to meet business objectives. In fiscal 2007, our Consulting revenues increased 12% to $945.9 million. Adjusting for the favorable effects of foreign currency translation and the effects of acquisitions, Consulting revenues increased 7%.

Consulting Net Revenues
(dollars in millions)


$734
$772
$803
$843
$946
2003
2004
2005
2006
2007

Number of clients: >3,000

*The Company began reporting Benefits Outsourcing and HR BPO as separate segments in fiscal 2007. As such, comparable data for fiscal 2003 and fiscal 2004 is not available.

Financial highlights

Dollars in millions	2007*		2006*		2005**	2004	2003
	Fiscal Year Ended September 30,						
Net Revenues	**$ 2,921**		$ 2,789		$ 2,832	$ 2,200	$ 1,981
Operating (Loss) Income	**$ (143)**		$ (64)		$ 234	$ 223	$ 178
Core Operating (Loss) Income***	**N/A**		$ (55)		$ 252	$ 240	$ 217
Net (Loss) Income	**$ (175)**		$ (116)		$ 135	$ 123	$ 94
Core (Loss) Income***	**N/A**		$ (110)		$ 145	$ 133	$ 118
Diluted (Loss) Earnings Per Share	**$ (1.62)**		$ (1.08)		$ 1.19	$ 1.25	$ 0.97
Core Diluted (Loss) Earnings Per Share***	**N/A**		$ (1.01)		$ 1.28	$ 1.33	$ 1.19
Total Assets	**$ 2,756**		$ 2,768		$ 2,657	$ 1,808	$ 1,604
Long-Term Portion of Debt and Capital Lease Obligations	**$ 233**		$ 255		$ 287	$ 201	$ 219
Market Price of Stock:****	High	Low	High	Low			
First fiscal quarter	**$26.03**	**$23.54**	$28.15	$24.50			
Second fiscal quarter	**$30.77**	**$25.40**	$29.75	$24.76			
Third fiscal quarter	**$32.20**	**$28.42**	$30.23	$20.60			
Fourth fiscal quarter	**$35.05**	**$29.40**	$24.30	$19.01			

*Fiscal 2007 results include $409 million of pretax charges related to unusual items; fiscal 2006 results include $271 million of pretax charges primarily related to the HR BPO business.

**The results of Exult, Inc. are included in the Company's results from the acquisition date of October 1, 2004.

***Core operating income, core net income, and core diluted earnings per share are non-GAAP ("GAAP" as defined by accounting principles generally accepted in the United States) financial measures. The Company believed this measure provided a better understanding of its underlying operating performance. Results on a core basis exclude charges related to the amortization of the one-time, initial public offering-related grant of restricted stock to employees ($39 million, $17 million, $17 million, and $9 million in fiscal 2003 through 2006, respectively).

****Hewitt Associates, Inc. completed its initial public offering on June 27, 2002. The Company's Class A common stock is listed on the New York Stock Exchange under the symbol "HEW." As of October 31, 2007, the Company had 806 stockholders of record of its Class A common stock. The Company has not paid cash dividends on its common stock. The Company's Board of Directors reevaluates this policy periodically. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, terms of financing arrangements, and such other factors as the Board of Directors deems relevant.

Net Revenues
(dollars in millions)


$1,981
$2,200
$2,832
$2,789
$2,921
2003
2004
2005
2006
2007

Net (Loss) Income and Core (Loss) Income
(dollars in millions)


■ Net (Loss) Income
□ Core (Loss) Income
$94
$118
$123
$133
$135
$145
($116)
($110)
($175)
N/A
2003
2004
2005
2006
2007

Operating Cash Flow and Free Cash Flow
(dollars in millions)


■ Operating Cash Flow
□ Free Cash Flow (excludes capital expenditures)
$273
$206
$234
$140
$338
$161
$381
$251
$435
$347
2003
2004
2005
2006
2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our consolidated financial statements and related notes, included elsewhere in this Annual Report. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see additional risks and uncertainties described below, in "Disclosure Regarding Forward-Looking Statements" which appears later in this section and in the Company's Annual Report on Form 10-K for the year ended September 30, 2007, in Item 1A. "Risk Factors."

We use the terms "Hewitt," "the Company," "we," "us" and "our" to refer to the business of Hewitt Associates, Inc. and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to "2007" or "fiscal 2007" means the twelve-month period that ends September 30, 2007. References to and adjustments for "foreign currency translation" are made within our discussion of results so that the financial results can be viewed without the impact of fluctuating foreign currency exchange rates used in reporting results in one currency (U.S. Dollar) and helps facilitate a comparative view of business results. Financial results described within this section, except for share and per share information, are stated in thousands of U.S. Dollars unless otherwise noted. Certain prior-period amounts have been reclassified to conform to the current-year presentation.

Disclosure Regarding Forward-Looking Statements

This report contains forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "intends," "may," "opportunity," "plans," "potential," "projects," "forecasts," "should," "will" and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Actual results may differ from the forward-looking statements for many reasons, including those discussed in Item 1A. "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended September 30, 2007. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

Overview

Fiscal 2007 was a year of transition. During the year, we began to focus on re-centering the business in order to capitalize on the growth and margin opportunities that exist in our more established Benefits Outsourcing and Consulting businesses. We also introduced four key strategic priorities that will help us achieve our objectives. These priorities have been identified as fundamental to our future success and ongoing health of our business. Following is a brief discussion of these four priorities and the progress made during the year against these priorities.

- *Keep Clients First.* Our intense focus on the needs of our clients has earned us the strong reputation that we enjoy in the marketplace, and will be key to our future growth and success. This includes understanding what creates the most value for our clients and also meeting the expectations of our clients. Reinvesting in quality by re-engineering our processes, improving our product service delivery and increasing our resourcing levels in some key areas will be underlying themes in our go-forward strategies. In addition, our recently created Client and Market Leadership organization is dedicated to ensuring that we remain focused on driving the right solutions for our clients across the full array of our service offerings.
- *Create a Rewarding Work Experience.* Engaged employees are critical to our success. We are focused on revitalizing our culture and creating a rewarding work environment for our associates around the world. During the year we appointed a new Senior Vice President of Human Resources, who has begun to partner with our other senior leaders to create a truly high-performance organization.
- *Grow With Intention.* We believe Benefits Outsourcing and Consulting hold opportunities for growth for the foreseeable future. We continue to pursue new growth strategies, particularly in leveraging our Benefits Outsourcing and Consulting businesses as we focus on re-centering the business. Additionally, increased discipline is being exercised in allocating the use of our capital when evaluating these growth opportunities. We are also seeking to evolve and expand our offers by organic growth and through acquisitions. In keeping with this priority, we announced during the fiscal fourth quarter the acquisition of RealLife HR. RealLife HR oversees health and welfare benefits for 35 companies, each of which has fewer than 15,000 employees and retirees. We believe the middle market represents a large growth opportunity for us and through this acquisition we will be more able to more effectively serve middle market companies.
- *Get Lean.* Our objectives are to reshape our operating model to improve efficiency and create the fuel to invest in our future growth. Maintaining aggressive focus on our cost structure will continue to be a top priority. During the year we implemented several productivity initiatives across our business. In conjunction with an ongoing review of our real estate portfolio, we also announced in the third quarter our intention to consolidate facilities, and in some cases, exit certain properties. We recorded a pre-tax charge of $29 million in the fourth quarter related to this real estate restructuring.

There were a number of specific items that negatively impacted results in fiscal 2007, including:

- Non-cash pre-tax charges of $329 million related to impairment of goodwill, intangible assets and contract loss provisions;
- A pre-tax severance charge of $32 million resulting from ongoing productivity initiatives across the business;
- A pre-tax charge of $29 million related to the review of our real estate portfolio, including $18 million of expenses for recognition of the fair value of lease vacancy obligations and lease termination charges related to exit of certain locations, and $11 million for related acceleration of depreciation of leasehold improvements and equipment and other charges;
- A pre-tax charge of $15 million related to the anticipated restructuring of an HR BPO contract; and
- A pre-tax charge of $5 million resulting from the second-quarter resolution of a legal dispute with a vendor.

Fiscal 2007 also included a pre-tax non-operating gain of $6 million related to the sale of an investment.

The non-cash pre-tax charges of $329 million related to impairment of goodwill, intangible assets and contract loss provisions were as follows:

- During the fourth quarter, we performed our annual impairment review of goodwill. This review resulted in the impairment of $280 million of goodwill in the HR BPO segment due to reduced growth expectations for the overall business, partially due to a revised strategy. The reduced growth expectations were driven by a reduction in the likely number of future engagements and reduced contract value of each engagement, as we focus on identifying potential customers seeking a more standardized set of platforms and services. The $280 million non-cash charge is reflected in the accompanying consolidated statements of operations within the goodwill and asset impairment caption.
- A non-cash charge of $39 million for the impairment of intangible assets and capitalized software primarily resulted from lower than expected utilization of certain acquired software assets, and is reflected in the accompanying consolidated statements of operations within the goodwill and asset impairment caption.
- Loss provisions of $10 million reflecting our revised profitability expectations for certain European Benefits Outsourcing contracts. During the fourth quarter, we undertook an in-depth review of profitability of contracts related to the European Benefits Outsourcing business. This review established that some of the existing multi-year contracts are no longer expected to achieve the levels of profitability previously anticipated and resulted in the need for additional loss provisions. Of this charge, $7 million is reflected in the accompanying consolidated statements of operations as a component of compensation and related expenses and $3 million within goodwill and asset impairment.

Finally, as discussed in the second quarter, we made changes to our reportable segments and the costs that are delivered to them as we continue to strive for increased transparency into our results. The changes include:

- The realignment of cost structures and allocation of costs. Improved data and analytical capabilities have provided us with increased visibility into shared service costs that were previously not attributable to specific business segment activity. As a result, we have been able to quantify and distribute previously unallocated shared service costs to the appropriate business segment. These costs include charges associated with management, finance, general counsel and corporate relations as well as insurance and other taxes. Further, we are now allocating costs based on usage and consumption factors. The realignment has impacted the costs reported within each segment and the level of unallocated shared service costs. These enhancements will provide greater visibility to controllable costs, further enhancing our ability to analyze the profitability of each business segment.
- Reporting of Benefits Outsourcing and HR BPO. The HR BPO business has become an increasingly important focus for management. Management has realigned organizational resources in a way that focuses specific resources to the HR BPO and Benefits Outsourcing businesses. In addition, improved data and analytical tools have enhanced our ability to identify consumption drivers between each distinct business segment and provide additional insight into business profitability. As a result of these changes, effective the second quarter of this fiscal year, we began reporting Outsourcing as two business segments: Benefits Outsourcing and HR BPO.

For further discussion of how these items impacted our results across the Company, please see our discussion of Consolidated and Segment results below.

Consolidated Results

The following table sets forth our historical results of operations.

In thousands		Year Ended September 30,		% Change	% of Net Revenues	
		2007	2006		2007	2006
Revenues:	Revenues before reimbursements (net revenues)[1]	**$2,921,076**	$2,788,722	4.7%		
	Reimbursements	**69,250**	68,439	1.2%		
	Total revenues	**2,990,326**	2,857,161	4.7%		
Operating expenses:	Compensation and related expenses	**1,906,158**	1,799,743	5.9%	**65.3%**	64.5%
	Goodwill and asset impairment	**326,615**	255,873	27.6%	**11.2%**	9.2%
	Reimbursable expenses	**69,250**	68,439	1.2%	**2.4%**	2.5%
	Other operating expenses	**636,698**	642,803	(0.9)%	**21.8%**	23.1%
	Selling, general and administrative expenses	**194,572**	154,564	25.9%	**6.6%**	5.5%
	Total operating expenses	**3,133,293**	2,921,422	7.3%	**107.3%**	104.8%
Operating loss		**(142,967)**	(64,261)	(122.5)%	**(4.9)%**	(2.3)%
Other income (expense), net		**18,249**	4,691	289.0%	**0.6%**	0.2%
Loss before income taxes		**(124,718)**	(59,570)	(109.4)%	**(4.3)%**	(2.1)%
Provision for income taxes		**50,362**	56,368	(10.7)%	**1.7%**	2.1%
Net loss		**$ (175,080)**	$ (115,938)	(51.0)%	**(6.0)%**	(4.2)%

[1] Net revenues include $66,267 and $113,399 of third-party supplier revenues for the year ended September 30, 2007 and 2006, respectively. The third-party supplier arrangements are generally marginally profitable. The related third-party supplier expenses are included in operating expenses.

Net Revenues

The increase in net revenues was primarily driven by revenue growth in the Consulting segment. Revenue strength was attributed to an increased demand in Consulting for Retirement and Financial Management and Talent and Organizational Consulting services. HR BPO also contributed to the revenue growth due to an increase in the number of clients who went live with contract services over the last twelve months and growth in revenue from existing clients including an increase in project work. Net revenues, excluding third-party supplier revenues and the favorable effects of foreign currency translation and acquisitions of approximately $48.3 million and $10.3 million, respectively, increased 4.4% as compared to the prior-year. Segment results are discussed in greater detail later in this section.

Compensation and Related Expenses

The increase in expense over the prior year includes $60.4 million of increased performance-based compensation and $45.4 million of higher salaries and wages partially offset by $12.7 million of lower share-based compensation related to lower IPO restricted stock award expense and an increase to the forfeiture rate. The increase in performance-based compensation reflects an overall increase in the expected payout compared to the prior year due to the improvement in underlying performance results in fiscal 2007. The increase in salaries and wages is primarily attributable to increases in compensation, higher labor costs related to servicing live clients and an increase in severance expense. Partially offsetting the increase in salaries and wages is lower contractor expense due to the Company's continued efforts to optimize resources.

Goodwill and Asset Impairment

During the year ended September 30, 2007, the Company evaluated certain intangible assets related to the HR BPO and Benefits Outsourcing segments for impairment. This review resulted in non-cash impairment charges of $327 million including $280 million of goodwill impairment and $47 million of asset impairment, which includes capitalized software and core technology of $33 million, customer relationships of $6 million and $8 million of anticipated losses on certain contracts.

Other Operating Expenses

The decrease in other operating expense is due to a reduction in third-party supplier costs of $47.8 million, offset by $29.3 million of pre-tax real estate-related charges primarily due to recognition of the fair value of lease vacancy obligations and lease termination charges related to exit of certain locations, and related acceleration of depreciation of leasehold improvements and equipment and other charges. Also offsetting the decrease is an increase in client service delivery charges, net of deferrals, of $7.5 million primarily related to the increased number of HR BPO clients who are live with ongoing services.

Selling, General and Administrative Expense (SG&A)

The increase in SG&A expense is primarily due to a $15 million charge associated with the anticipated restructuring of one of our HR BPO contracts and a $5 million charge, recorded within Benefits Outsourcing, associated with the resolution of a legal dispute with a vendor. Also contributing to the increase is higher amortization of intangible assets resulting from the shortening of the remaining useful life of a customer relationship and higher consulting charges related to the Company's assessment of its longer-term strategy.

Other Income (Expense), Net

Other income increased by $14 million over the prior year due to higher interest income derived from significantly higher average investment balances and rising interest rates yielding higher returns. In addition, in fiscal 2007, we sold an investment that was accounted for using the cost basis method of accounting and recognized a gain of $6 million. In fiscal 2006, we recognized a $7 million gain in connection with a contribution of our German Retirement and Financial Management business in exchange for an increased investment in a German actuarial business.

Income Tax Provision

Our consolidated effective income tax rate was 40.4% for the year ended September 30, 2007, as compared to 94.6% for the comparable prior-year period. We identify items which are not normal and recurring in nature and treat these as discrete events. The tax effect of discrete items is booked entirely in the period in which the discrete event occurs. Additionally, tax legislation and tax examinations in the jurisdictions in which we do business may change our effective tax rate in future periods. While such changes cannot be predicted, if they occur, the impact on our tax assets, obligations and liquidity will need to be measured and recognized in the financial statements.

In fiscal 2007, a number of significant items including a non-deductible goodwill impairment charge, as well as a reduction of deferred tax assets related to certain foreign entities, impacted the current year rate.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 (our fiscal year 2008) and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

Fiscal Years Ended September 30, 2006 and 2005

In thousands	Year Ended September 30, 2006	2005	% Change	% of Net Revenues 2006	2005
Revenues:					
Revenues before reimbursements (net revenues)[1]	$2,788,722	$2,831,507	(1.5)%		
Reimbursements	68,439	58,143	17.7%		
Total revenues	2,857,161	2,889,650	(1.1)%		
Operating expenses:					
Compensation and related expenses, including initial public offering restricted stock awards	1,799,743	1,646,304	9.3%	64.5%	58.1%
Goodwill and asset impairment	255,873	9,615	2,561.2%	9.2%	0.3%
Reimbursable expenses	68,439	58,143	17.7%	2.5%	2.1%
Other operating expenses	642,803	781,579	(17.8)%	23.1%	27.6%
Selling, general and administrative expenses	154,564	160,175	(3.5)%	5.5%	5.7%
Total operating expenses	2,921,422	2,655,816	10.0%	104.8%	93.8%
Operating (loss) income	(64,261)	233,834	(127.5)%	(2.3)%	8.3%
Other income (expense), net	4,691	(13,319)	135.2%	0.2%	(0.5)%
(Loss) income before income taxes	(59,570)	220,515	(127.0)%	(2.1)%	7.8%
Provision for income taxes	56,368	85,783	(34.3)%	2.1%	3.0%
Net (loss) income	$ (115,938)	$ 134,732	(186.1)%	(4.2)%	4.8%

[1] Net revenues include $113,399 and $244,006 of third-party supplier revenues for the year ended September 30, 2006 and 2005, respectively. The third-party supplier arrangements are generally marginally profitable. The related third-party supplier expenses are included in other operating expenses.

Net Revenues

The decrease in net revenues was primarily driven by a significant decline in third-party supplier revenues resulting from the termination of an HR BPO client contract in the prior year. Excluding third-party supplier revenue, direct revenue grew 3.4%. This increase is primarily due to Consulting growth in both the Talent and Organization Consulting services in North America as well as the Asia Pacific Regions and Benefits Consulting particularly in Europe. Direct revenues also improved as a result of increased services to existing clients as well as increased one-time project work in Benefits Outsourcing. Net revenues, excluding third-party supplier revenues and after adjusting for foreign currency translation losses of approximately $5 million and the net effects of acquisitions and dispositions of approximately $8 million, increased 3.3% as compared to the prior-year period.

Compensation and Related Expenses

The increase over prior year primarily relates to $79 million of higher performance-based compensation and related incentives than in the prior year, $48 million of higher wages due to headcount and cost of living increases, $31 million incremental stock-based compensation expense, including expense related to the fiscal 2006 grants of restricted stock and the expensing of stock options under Statement of Financial Standards No. 123(R) ("SFAS 123(R)"), as well as $11 million of expense related to anticipated losses on certain HR BPO contracts. These increases were partially offset by higher levels of deferred contract costs related to the HR BPO segment in the current year.

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to our employees. Compensation and related payroll tax expenses of approximately $110 million were recorded as initial public offering restricted stock award expense from June 27, 2002 through September 30, 2006. The grants fully vested on June 27, 2006.

Goodwill and Asset Impairment

During the year the Company recognized $256 million of impairment charges related to HR BPO. The non-cash charges consisted of $172 million of goodwill impairment, $62 million of asset impairment for certain existing contracts due to higher than expected costs to be incurred over the life of the contracts, $13 million of asset impairment resulting from the termination of a client contract and $9 million of long-lived asset impairment primarily due to lower than expected utilization of an acquired asset.

Other Operating Expenses

The decrease in other operating expenses is primarily driven by a significant decrease in the third-party supplier costs due to a terminated client contract in the prior year.

Selling, General and Administrative Expense (SG&A)

As a percentage of net revenues, SG&A expenses were consistent period over period.

Other Income (Expense), Net

In fiscal 2006, we recognized a gain of $7 million in connection with a contribution of our German retirement and financial management business in exchange for an increased investment in a German actuarial business. This gain, as well as higher interest income, due to increased operating cash flows, accounted for the majority of the year-over-year increase.

Income Tax Provision

Our consolidated effective income tax rate was 94.6% for the year ended September 30, 2006, as compared to 38.9% for the comparable prior-year period. We identify items which are not normal and recurring in nature and treat these as discrete events. The tax effect of discrete items is booked entirely in the period in which the discrete event occurs. Additionally, tax legislation and tax examinations in the jurisdictions in which we do business may change our effective tax rate in future periods. While such changes cannot be predicted, if they occur, the impact on our tax assets, obligations and liquidity will need to be measured and recognized in the financial statements.

In fiscal 2006, a number of significant items including a non-deductible goodwill impairment charge, the net impact of reserve activity as well as a reduction of deferred tax assets related to certain foreign entities impacted the current year rate. In addition, we provided $3 million of additional deferred tax assets associated with acquisitions. This deferred tax asset was recorded as a reduction to goodwill.

Segment Results

The following table sets forth unaudited historical segment results for the periods presented. Prior year results have been recast to reflect new allocation methodologies and distribution of additional shared service costs adopted in the second quarter of fiscal year 2007. In addition, beginning with the second quarter, the Company began reporting three segments: Benefits Outsourcing, HR BPO and Consulting.

	Year Ended September 30,		
In thousands	2007	2006	% Change
Benefits Outsourcing			
Segment revenues before reimbursements	**$1,475,332**	$1,465,710	0.7%
Segment income	**306,199**	321,735	(4.8)%
Segment income as a percentage of segment revenues	**20.8%**	22.0%	
HR BPO			
Segment revenues before reimbursements[1]	**$ 539,407**	$ 517,502	4.2%
Segment loss	**(495,219)**	(423,407)	(17.0)%
Segment loss as a percentage of segment revenues	**(91.8)%**	(81.8)%	
Consulting			
Segment revenues before reimbursements	**$ 945,905**	$ 842,616	12.3%
Segment income	**147,261**	137,028	7.5%
Segment income as a percentage of segment revenues	**15.6%**	16.3%	
Total Company			
Segment revenues before reimbursements[1]	**$2,960,644**	$2,825,828	4.8%
Intersegment revenues	**(39,568)**	(37,106)	6.6%
Revenues before reimbursements (net revenues)	**2,921,076**	2,788,722	4.7%
Reimbursements	**69,250**	68,439	1.2%
Total revenues	**$2,990,326**	$2,857,161	4.7%
Segment (loss) income	**$ (41,759)**	$ 35,356	(218.1)%
Charges not recorded at the segment level:			
Initial public offering restricted stock awards	**–**	9,397	(100.0)%
Unallocated shared service costs	**101,208**	90,220	12.2%
Operating loss	**$ (142,967)**	$ (64,261)	(122.5)%

[1]HR BPO net revenues include $66,267 and $113,399 of third-party supplier revenues for the year ended September 30, 2007 and 2006, respectively. The third-party supplier arrangements are generally marginally profitable. The related third-party supplier expenses are included in other operating expenses.

Benefits Outsourcing

Benefits Outsourcing net revenue, adjusting for the impact of foreign currency translation of $7.6 million, essentially was unchanged as compared to the year ended September 30, 2006. An increase in services to new and existing clients, organic growth of existing clients and an increase in project work, was offset by the impact of lost clients and longer implementation cycles required for some of the Company's large, complex clients.

Benefits operating income decreased 4.8% as compared to the prior year. The current year reflects charges of $22 million related to the real estate restructurings, $13 million related to severance charges, $10 million of additional loss reserves for anticipated losses on certain European contracts and $5 million resulting from the resolution of a legal dispute with a vendor. Asset impairment charges of $7.6 million primarily related to the write-off of customer relationship intangibles and capitalized software, as well as increased client service delivery expense, also contributed to the decrease in segment income. Partially offsetting the decrease were efficiencies driven by global sourcing and other cost management efforts.

HR BPO

HR BPO net revenue, excluding third-party revenue and adjusting for the impact of foreign currency translation of $7.8 million, increased 15.2% during the year ended September 30, 2007 as compared to the prior-year period. The increase is primarily related to an increase in the number of clients who went live with contract services over the last twelve months and growth in revenue from existing clients including an increase in project work.

HR BPO operating loss increased 17% as compared to the prior year. The current-year results reflect charges of $280 million for goodwill impairment and $30 million for intangible asset impairment relating to the impairment of capitalized software, core technology intangible and customer relationship intangibles. The current year also reflects charges of $5 million related to the real estate restructurings, $15 million associated with the anticipated restructuring of a client contract and an increase in severance charges of $11 million. The prior-year results reflected charges of $172 million for goodwill impairment, $73 million for anticipated losses on certain contracts, $10 million net asset impairment as the result of the termination of a client in the first quarter of fiscal 2006 and $9 million for impairment of long-lived assets. Excluding these fiscal 2007 and fiscal 2006 charges, the segment loss improved primarily due to the stabilization of the existing client base, as well as overall cost management efforts, offset in part by the impact of new contract implementations and increased intangible asset amortization.

Consulting

Consulting net revenues, adjusting for the favorable effects of foreign currency translation of $32.8 million and acquisitions of approximately $9.4 million, increased 7.2%. The majority of this growth resulted from increased demand in North America and Europe for Retirement and Financial Management consulting, in particular, driven by the new funding legislation in the U.S. and upcoming pension accounting changes. Also contributing to the revenue growth is increased demand for Talent and Organizational Consulting services, particularly in the Asia-Pacific region.

Segment income increased 7.5% as compared to the same prior-year period due to revenue growth, partially offset by higher compensation expense driven by increased wages and performance-based incentives.

Unallocated Shared Service Costs

Unallocated shared service costs are global expenses that are incurred on behalf of the entire Company and are not specific to a business segment. These costs include finance, legal, management and corporate relations and other related costs. Prior to the second quarter, unallocated shared service costs also included various costs specific to individual business segments. During the second quarter, the Company performed a detailed review of shared service costs and how they are consumed. The review identified shared service costs that could be attributed to a business segment either directly, by embedding the cost in the business segment or through assignment of costs based upon usage. Prior-period results were adjusted to reflect this change.

Unallocated cost increased 12.2% primarily due to increased professional services related to the Company's strategic initiatives, increased performance-based compensation expense, offset by productivity savings resulting from restructuring activities.

Fiscal Years Ended September 30, 2006 and 2005

The following table sets forth unaudited historical segment results for the periods presented. Prior-year results have been recast to reflect new allocation methodologies and distribution of additional shared service costs adopted in the second quarter of fiscal 2007.

The Company has recast the fiscal 2006 results for comparative purposes; however, fiscal 2005 segment results have not been recast as it was not practical to do so. As a result, the fiscal 2005 segment results do not reflect the new allocation methodologies associated with shared service costs nor the distribution of certain unallocated shared service costs into segment results adopted in the second quarter of fiscal 2007 and are not comparable to fiscal 2006.

In thousands	Year Ended September 30, 2006	2005	% Change
Benefits Outsourcing			
Segment revenues before reimbursements	$1,465,710	$1,418,414	3.3%
Segment income	321,735	293,546	9.6%
Segment income as a percentage of segment revenues	22.0%	20.7%	
HR BPO			
Segment revenues before reimbursements[1]	$ 517,502	$ 632,230	(18.1)%
Segment loss	(423,407)	(116,542)	263.3%
Segment loss as a percentage of segment revenues	(81.8)%	(18.4)%	
Consulting			
Segment revenues before reimbursements	$ 842,616	$ 802,810	5.0%
Segment income	137,028	196,388	(30.2)%
Segment income as a percentage of segment revenues	16.3%	24.5%	
Total Company			
Segment revenues before reimbursements[1]	$2,825,828	$2,853,454	(1.0)%
Intersegment revenues	(37,106)	(21,947)	69.1%
Revenues before reimbursements (net revenues)	2,788,722	2,831,507	(1.5)%
Reimbursements	68,439	58,143	17.7%
Total revenues	$2,857,161	$2,889,650	(1.1)%
Segment income	$ 35,356	$ 373,392	(90.5)%
Charges not recorded at the segment level:			
Initial public offering restricted stock awards	9,397	17,355	(45.9)%
Unallocated shared service costs	90,220	122,203	(26.2)%
Operating (loss) income	$ (64,261)	$ 233,834	(127.5)%

[1] HR BPO net revenues include $113,399 and $244,006 of third-party supplier revenues for the year ended September 30, 2006 and 2005, respectively. The third-party supplier arrangements are generally marginally profitable. The related third-party supplier expenses are included in other operating expenses.

Benefits Outsourcing

Benefits Outsourcing net revenue, adjusting for the unfavorable impact of foreign currency translation of $2 million and the effects of acquisitions of approximately $11 million, increased 2.7% during the year ended September 30, 2006 as compared to the prior year. The growth in revenue was primarily due to an increase in services to new and existing clients and an increase in project work.

Fiscal 2006 operating income as a percentage of Benefits Outsourcing net revenues increased 1.3% as compared to the prior year primarily due to revenue growth, partially offset by increases in compensation and related costs associated with higher performance-based compensation and related incentives of $20 million and share-based compensation of $7 million related to the fiscal 2006 grants of restricted stock awards and the expensing of stock options under SFAS 123(R), as well as $6.1 million of severance expense.

HR BPO

HR BPO net revenue, excluding third-party revenue and adjusting for the impact of foreign currency translation of $2 million increased 3.4% during the year ended September 30, 2006 as compared to the prior year. The growth in revenue was primarily due to contracts that went live within the twelve-month period, partially offset by a decrease in revenue related to the termination of a client contract in the prior year.

Fiscal 2006 operating loss as a percentage of HR BPO net revenues increased as a result of the non-cash charges of $172 million for goodwill impairment, $73 million for anticipated losses on certain contracts, $10 million net asset impairment as the result of the termination of a client in the first quarter of fiscal 2006 and $9 million for impairment of long-lived assets. Fiscal 2006 also included higher performance-based compensation and related incentives of $19 million and share-based compensation expense of $7 million related to the fiscal 2006 grants of restricted stock awards and the expensing of stock options under SFAS 123(R). Fiscal 2006 also reflected cost savings from a significant reduction in marginally profitable third-party supplier revenue and related expenses. In addition, the year-over-year comparison was favorably impacted by a $10 million customer relationship intangible asset impairment recorded in the prior year.

Consulting

Consulting net revenues increased by 5.0% during the year ended September 30, 2006 as compared to the prior year. Adjusting for foreign currency translation losses of approximately $5 million and the net effects of acquisitions and dispositions of approximately $3 million, Consulting net revenues increased 6.0%. The majority of the increase was driven by increased demand for Benefits Consulting due to higher actuarial consulting and pension administration services as well as Talent and Organization Consulting services, particularly compensation consulting, corporate restructuring and change services. Communication consulting services also grew due to increased support for the implementation and ongoing management of outsourcing programs, as well as increased client demand for communications support of their employee benefit plans.

Fiscal 2006 segment income as a percentage of Consulting net revenues decreased due to higher compensation resulting primarily from $39 million of higher performance-based compensation and related incentives in the current year as well as $17 million of incremental stock-based compensation this year related to the fiscal 2006 grants of restricted stock awards and the expensing of stock options under SFAS 123(R). These items were partially offset by higher revenues in fiscal 2006.

Critical Accounting Policies and Estimates

Conforming with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and this Annual Report. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, known facts, current and expected economic conditions and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances change; however, actual results may differ from estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include certain aspects of accounting for revenue recognition and client contract loss reserves, deferred contract costs and revenues, performance-based compensation, accounts receivable and unbilled work in process, goodwill and other intangible assets, retirement plans and income taxes.

Revenue Recognition

Revenues include fees generated from Outsourcing contracts and from Consulting services provided to our clients. Outsourcing contract terms typically range from three to five years for Benefits contracts and seven to ten years for HR BPO contracts, while Consulting arrangements are generally of a short-term nature.

In connection with the Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, we have contracts with multiple elements primarily in our Benefits Outsourcing and HR BPO segments. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. EITF Issue 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

- The delivered items have value to the client on a stand-alone basis
- There is objective and reliable evidence of the fair value of the undelivered items
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue is deferred until the period in which the final deliverable is provided or a predominant service level has been attained. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. Revenue is then recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis (as adjusted primarily for volume changes), as appropriate.

Our clients typically pay for Consulting services either on a time-and-material or on a fixed-fee basis. On fixed-fee engagements, revenues are recognized either as services are provided using a proportional performance method, which utilizes estimates of overall profitability and stages of project completion, or at the completion of the project, based on the facts and circumstances of the client arrangement.

Contract losses on Outsourcing or Consulting arrangements are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct costs, including any remaining deferred contract costs, exceed the estimated total revenues that will be generated by the contract. When a loss is identified, it is first recorded as an impairment of deferred contract costs related to the specific contract, if applicable, with the remaining amount recorded as a loss reserve. Estimates are monitored during the term of the contract and any changes to the estimates are recorded in the period the change is identified and may result in either an additional increase or decrease to the loss reserve.

Deferred Contract Costs and Deferred Contract Revenues

For long-term Outsourcing service agreements, implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company's systems and operating processes. For Outsourcing services sold separately or accounted for as a separate unit of accounting; specific, incremental and direct costs of implementation incurred prior to the services going live are deferred and amortized over the period the related ongoing services revenue is recognized. Such costs may include internal and external costs for coding or creating customizations of systems, costs for conversion of client data and costs to negotiate contract terms. For Outsourcing services that are accounted for as a combined unit of accounting; specific, incremental and direct costs of implementation, as well as ongoing service delivery costs incurred prior to revenue recognition commencing are deferred and amortized over the remaining contract services period. Implementation fees are also generally received from our clients either up-front or over the ongoing services period in the fee per participant. Lump sum implementation fees received from a client are initially deferred and then recognized as revenue evenly over the contract ongoing services period. If a client terminates an Outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded if necessary and any remaining deferred implementation revenues and costs would then be recognized into earnings through the termination date.

Performance-Based Compensation

Our compensation program includes a performance-based component that is determined by management subject to annual review by the Compensation and Leadership Committee of the Board of Directors. Performance-based compensation is discretionary and is based on individual, team and total Company performance. Performance-based compensation is paid once per fiscal year after our annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim reporting dates involves judgment, is based on quarterly and annual results as compared to internal targets, and takes into account other factors, including industry trends and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the Company, team or individual. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of our client receivables and unbilled work in process based on a combination of factors. In circumstances where we become aware of a specific client's difficulty in meeting its financial obligations to us (e.g., bankruptcy, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the client receivable or unbilled work in process to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due or unbilled work in process is not billed. Facts and circumstances may change, which would require us to alter our estimates of the collectibility of client receivables and unbilled work in process. A key factor mitigating this risk is our diverse client base. For the years ended September 30, 2007, 2006 and 2005, no single client accounted for more than 10% of our total revenues.

Goodwill and Other Intangible Assets

In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired have been based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Estimates of fair value have been based primarily upon future cash flow projections for the acquired businesses and net assets, discounted to present value using a risk adjusted discount rate. We evaluate our goodwill for impairment annually and whenever indicators of impairment exist. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Retirement Plans

We provide pension benefits to certain of our employees outside of North America and other postretirement benefits to certain of our employees in North America. The valuation of the funded status and net periodic pension and other postretirement benefit costs are calculated using actuarial assumptions, which are reviewed annually. The assumptions include rates of increases in employee compensation, interest rates used to discount liabilities, the long-term rate of return on plan assets, anticipated future health-care costs and other assumptions involving demographic factors such as retirement, mortality and turnover. The selection of assumptions is based on both short-term and long-term historical trends and known economic and market conditions at the time of the valuation. The use of different assumptions would have resulted in different measures of the funded status and net periodic pension and other postretirement benefit expenses. Actual results in the future could differ from expected results. We are not able to estimate the probability of actual results differing from expected results, but believe our assumptions are appropriate. Our assumptions are listed in Note 16. The most critical assumptions pertain to the plans covering employees outside North America, as these plans are the most significant to our consolidated financial statements.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide income tax provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. To the extent that the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse impact on our income tax provisions and net income in the period in which such determination is made.

Share-Based Compensation

Our employees and directors may receive awards of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards, and employees can also receive incentive stock options.

Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date. The Company recognizes compensation expense, net of estimated forfeitures on a straight-line basis annually over the vesting period. Estimated forfeitures are reviewed periodically and changes to the estimated forfeitures are adjusted through current period earnings. Employer payroll taxes are also recorded as expense when they become due over the vesting period. The remaining unvested shares are subject to forfeiture and restrictions on sale or transfer, generally for four years from the grant date.

The Company also grants nonqualified stock options at an exercise price equal to the fair market value of the Company's stock on the grant date. The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date and have a term of ten years.

New Accounting Pronouncements

The information required by this Item is provided in Note 2 of the notes to the consolidated financial statements contained in Item 8. *Financial Statements and Supplementary Data.*

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities and term notes. We believe we have broad access to debt and equity capital markets.

Summary of Cash Flows

	Year Ended September 30,		
In thousands	2007	2006	2005
Cash provided by operating activities	**$ 435,230**	$ 381,018	$ 338,252
Cash (used in) provided by investing activities	**(32,502)**	(387,274)	54,203
Cash used in financing activities	**(174,579)**	(16,660)	(358,520)
Effect of exchange rates on cash and cash equivalents	**11,666**	3,916	(688)
Net increase (decrease) in cash and cash equivalents	**239,815**	(19,000)	33,247
Cash and cash equivalents at beginning of year	**138,928**	157,928	124,681
Cash and cash equivalents at end of year	**$ 378,743**	$ 138,928	$ 157,928

The Company believes it will be able to meet its cash requirements for operations, anticipated growth and capital expansion. Cash, cash equivalents and short-term investments were $595 million, $449 million and $218 million as of September 30, 2007, 2006 and 2005, respectively. The Company intends to fund working capital requirements, principal and interest payments, acquisitions (if any) and other liabilities with cash provided by operations, to the extent available, supplemented by short-term and long-term borrowing under new and existing credit facilities.

Operating Activities

The increase in cash provided by operating activities in fiscal 2007 was primarily due to an increase in cash collected on accounts receivable and proceeds from contracts where revenue is deferred until future periods. These were partially offset by a higher level of performance-based compensation, severance payments and tax payments, net of refunds. The increase in cash provided by operating activities in fiscal 2006 was primarily due to a lower level of performance-based compensation paid in fiscal 2006 for prior-year results than was paid in the prior year partially offset by a decrease in accounts payable.

Investing Activities

The decrease in cash used in investing activities in fiscal 2007 is due to increased proceeds from the sale of short-term investments and a decrease in capital expenditures. These were partially offset by an increase in the purchase of short-term investments and an increase in acquisitions. The short-term investments were utilized to fund the higher performance-based compensation and the Company's share repurchase program. The increase in cash used in investing activities in fiscal 2006 resulted from approximately $463 million of proceeds received from the sale of short-term investments in the prior year primarily to fund the Company's share repurchases in 2005 as well as an increase in the purchase of short-term investments in the current year as a result of higher cash balances. These activities were partially offset by lower capital expenditures, primarily on computer equipment in fiscal 2006.

Financing Activities

The increase in cash used in financing activities in fiscal 2007 was primarily due to an increase in share repurchases relating to the Company's share repurchase program, partially offset by an increase in proceeds from the exercise of stock options. The Company repurchased approximately 6.1 million of its outstanding shares at an average price of $30.24, for a total of approximately $183.6 million, during the fiscal year. The decrease in cash used in financing activities in fiscal 2006 was primarily due to the higher share repurchases in the prior year as a result of the Company's share repurchase program and tender offer in the first half of 2005, offset in part by higher net repayments of short-term borrowings and other debt in the current year.

We believe the cash on hand, together with funds from operations, other current assets and existing credit facilities will satisfy our expected working capital, contractual obligations, capital expenditures and investment requirements for at least the next twelve months and for the foreseeable future.

At September 30, 2007 the Company had available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities as of September 30, 2007 was approximately $229.2 million. Additional information on the Company's borrowings and available credit is included in Note 10 and Note 11 to the consolidated financial statements.

Contractual Obligations

Significant ongoing commitments consist primarily of leases, debt, purchase commitments and other long-term liabilities. The following table shows the minimum payments required under existing agreements which have initial or remaining non-cancelable terms in excess of one year as of September 30, 2007.

Contractual Obligations

		Payments Due in Fiscal Year			
In millions	Total	2008	2009-2010	2011-2012	Thereafter
Operating leases[1]	$ 723	$ 95	$169	$142	$317
Capital leases[2]:					
Principal	73	5	11	14	43
Interest	29	5	9	7	8
	102	10	20	21	51
Debt[3]:					
Principal	215	49	26	140	–
Interest	13	5	7	1	–
	228	54	33	141	–
Purchase commitments[4]	168	67	90	8	3
Other long-term obligations[5]	72	8	16	10	38
Total contractual obligations	$1,293	$234	$328	$322	$409

[1] We have various third-party operating leases for office space, furniture and equipment such as copiers, servers and disk drives with terms ranging from one to twenty years. Refer to Note 12 to the consolidated financial statements for additional information on operating leases.

[2] We have various telecommunications equipment installment notes under capital lease which are payable over three to five years and are secured by the related equipment. Refer to Note 12 to the consolidated financial statements for additional information on capital leases.

[3] The amounts for long-term debt assume that the respective debt instruments will be outstanding until their scheduled maturity dates. Convertible debt is included at its face value. The amounts include interest on both fixed and variable interest rate debt. The current rate as of September 30, 2007 is assumed for the variable rate debt. See Note 10 and Note 11 to the consolidated financial statements for additional information regarding our debt.

[4] Purchase commitments include, among other things, telecommunication usage, software licenses, consulting services and insurance coverage obligations as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation.

[5] Other long-term obligations consist primarily of payments for pension plans, post retirement benefit plans and other long-term obligations. As part of our merger with Exult, we acquired certain software licenses for resale totaling approximately $11 million under a long-term arrangement which requires periodic payments through June 2009.

Off-Balance Sheet Arrangement

We do not have any obligations that meet the definition of an off-balance sheet arrangement and that have or are reasonably likely to have a material effect on our consolidated financial statements.

Self-Insurance

We established a captive insurance subsidiary in fiscal 2003 as a way to self-insure against certain business risks and losses. The captive insurance subsidiary has issued policies to cover the deductible and an excess portion of various insured exposures, including the deductible portions of our workers compensation and professional liability insurance. We carry an umbrella policy to cover exposures in excess of our deductibles.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Historically, we have not entered into hedging transactions, such as foreign currency forward contracts or interest rate swaps, to manage this risk due to our low percentage of foreign debt and restrictions on our fixed rate debt. However, we may initiate a foreign currency management program involving the uses of financial derivatives in the future should business conditions require. We do not hold or issue derivative financial instruments for trading purposes. At September 30, 2007, we were not a party to any hedging transaction or derivative financial instrument.

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, short-term investments and variable interest rate debt.

Our portfolio of cash and cash equivalents and short-term investments is designed for safety of principal and liquidity. We invest in highly rated money market investments and debt securities and regularly monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. The investment portfolio consists primarily of fixed income securities such as commercial paper, corporate notes, asset-backed securities, U.S. treasuries and agencies and auction rate municipal bonds. Our portfolio earned interest at an average rate of 5.76% during the year ended September 30, 2007. A one percentage point change would have impacted our interest income by approximately $4.1 million for the year ended September 30, 2007.

Our short-term debt with a variable rate consists of our unsecured lines of credit and a term credit loan facility. Our variable interest rate debt had an effective interest rate of 5.74% during the year ended September 30, 2007. A one percentage point increase would have increased our interest expense related to all outstanding variable rate debt, by approximately $0.5 million for the year ended September 30, 2007.

Foreign Exchange Risk

For the year ended September 30, 2007, revenues from U.S. operations as a percent of total revenues were approximately 76%. Unrealized foreign currency translation gains were $49.8 million for the year ended September 30, 2007, and were primarily due to the changes in the value of the British pound sterling relative to the U.S. dollar over the prior year. We have not entered into any foreign currency derivative transactions.

Operating in international markets means that we are exposed to movements in foreign exchange rates, primarily the British pound sterling and more recently, the Canadian dollar and the Indian rupee. Approximately 12% of our net revenues for the year ended September 30, 2007, were from the United Kingdom. Approximately 5% of our net revenues for the year ended September 30, 2007, were from Canada. Changes in these foreign exchange rates can have a significant impact on our translated international results of operations in U.S. dollars. A 10% change in the average exchange rate for the British pound sterling for the year ended September 30, 2007, would have impacted our operating loss by approximately $8.5 million for the year ended September 30, 2007. In recent years, the Company has utilized India as a back office support location for both technology infrastructure and in some limited cases customer call center activities. A 10% change in the average exchange rate for the Indian rupee for the year ended September 30, 2007, would have impacted our operating loss by approximately $4.5 million for the year ended September 30, 2007. A 10% change in the average exchange rate for the Canadian dollar would have impacted our operating loss by approximately $0.1 million for the year ended September 30, 2007.

Management's Assessment of Internal Control over Financial Reporting

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of September 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on management's assessment using those criteria, as of September 30, 2007, management believes that the Company's internal controls over financial reporting are effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended September 30, 2007, 2006 and 2005 and the Company's internal control over financial reporting as of September 30, 2007. Their reports are presented on the following pages. The independent registered public accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

HEWITT ASSOCIATES, INC.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited Hewitt Associates, Inc.'s (the Company) internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hewitt Associates, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hewitt Associates, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements of Hewitt Associates, Inc. as of September 30, 2007 and 2006, and for each of the three years in the period ended September 30, 2007, and our report dated November 12, 2007, expressed an unqualified opinion thereon.



Chicago, Illinois
November 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Hewitt Associates, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 2 in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123(R) during the first quarter of fiscal 2006 and SFAS No. 158 effective September 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hewitt Associates, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
November 12, 2007

Consolidated Balance Sheets

In thousands except for share and per share amounts	September 30, 2007	September 30, 2006
Assets		
Current Assets:		
Cash and cash equivalents	**$ 378,743**	$ 138,928
Short-term investments	**216,726**	310,527
Client receivables and unbilled work in process, less allowances of $18,933 and $25,333 at September 30, 2007 and 2006, respectively	**632,011**	622,270
Prepaid expenses and other current assets	**86,683**	72,986
Funds held for clients	**133,163**	83,026
Deferred income taxes, net	**32,533**	17,096
Total current assets	**1,479,859**	1,244,833
Non-Current Assets:		
Deferred contract costs	**372,363**	289,654
Property and equipment, net	**355,907**	411,205
Other intangible assets, net	**196,133**	242,108
Goodwill	**319,314**	544,922
Other non-current assets, net	**31,962**	34,956
Total non-current assets	**1,275,679**	1,522,845
Total Assets	**$2,755,538**	$2,767,678
Liabilities		
Current Liabilities:		
Accounts payable	**$ 21,304**	$ 31,256
Accrued expenses	**212,097**	194,736
Funds held for clients	**133,163**	83,026
Advanced billings to clients	**170,131**	176,563
Accrued compensation and benefits	**353,265**	263,143
Short-term debt	**30,369**	32,246
Current portion of long-term debt and capital lease obligations	**24,222**	34,742
Total current liabilities	**944,551**	815,712
Non-Current Liabilities:		
Deferred contract revenues	**271,359**	193,638
Debt and capital lease obligations, less current portion	**233,465**	254,852
Other non-current liabilities	**165,264**	148,794
Deferred income taxes, net	**102,887**	98,313
Total non-current liabilities	**772,975**	695,597
Total Liabilities	**$1,717,526**	$1,511,309
Stockholders' Equity		
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 127,672,253 and 124,932,189 shares issued, 107,126,309 and 110,822,409 shares outstanding, as of September 30, 2007 and 2006, respectively	**$ 1,277**	$ 1,249
Additional paid-in capital	**1,472,409**	1,368,189
Cost of common stock in treasury, 20,545,944 and 14,109,780 shares of Class A common stock as of September 30, 2007 and 2006, respectively	**(597,200)**	(401,365)
Retained earnings	**38,144**	213,224
Accumulated other comprehensive income, net	**123,382**	75,072
Total stockholders' equity	**1,038,012**	1,256,369
Total Liabilities and Stockholders' Equity	**$2,755,538**	$2,767,678

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

In thousands except for share and per share amounts	Year Ended September 30, 2007	2006	2005
Revenues:			
Revenues before reimbursements (net revenues)	**$2,921,076**	$2,788,722	$2,831,507
Reimbursements	**69,250**	68,439	58,143
Total revenues	**2,990,326**	2,857,161	2,889,650
Operating expenses:			
Compensation and related expenses	**1,906,158**	1,799,743	1,646,304
Goodwill and asset impairment	**326,615**	255,873	9,615
Reimbursable expenses	**69,250**	68,439	58,143
Other operating expenses	**636,698**	642,803	781,579
Selling, general and administrative expenses	**194,572**	154,564	160,175
Total operating expenses	**3,133,293**	2,921,422	2,655,816
Operating (loss) income	**(142,967)**	(64,261)	233,834
Other income (expense), net	**18,249**	4,691	(13,319)
(Loss) income before income taxes	**(124,718)**	(59,570)	220,515
Provision for income taxes	**50,362**	56,368	85,783
Net (loss) income	**$ (175,080)**	$ (115,938)	$ 134,732
(Loss) earnings per share:			
Basic	**$ (1.62)**	$ (1.08)	$ 1.21
Diluted	**$ (1.62)**	$ (1.08)	$ 1.19
Weighted average shares:			
Basic	**107,866,281**	107,642,383	111,340,261
Diluted	**107,866,281**	107,642,383	113,105,722

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Amounts in thousands	Year Ended September 30, 2007	2006	2005
Cash flows from operating activities:			
Net (loss) income	**$(175,080)**	$(115,938)	$ 134,732
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization, including amortization of deferred contract revenues and costs	**190,393**	166,603	166,089
Goodwill and asset impairment	**326,615**	255,873	9,615
Share-based compensation	**40,937**	55,007	26,199
Deferred income taxes	**(19,147)**	17,906	75,260
Gain on contribution of business	**–**	(7,127)	–
Gain on sale of investment	**(5,982)**	–	–
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:			
Client receivables and unbilled work in process	**13,342**	(14,634)	11,678
Prepaid expenses and other current assets	**(4,581)**	21,072	(1,834)
Deferred contract costs	**(143,619)**	(170,309)	(147,545)
Other assets	**(5,102)**	1,244	(7,349)
Accounts payable	**(11,183)**	(27,324)	14,545
Accrued compensation and benefits	**82,024**	89,864	(73,800)
Accrued expenses	**30,842**	2,513	3,441
Advanced billings to clients	**(7,525)**	18,361	43,817
Deferred contract revenues	**111,930**	95,189	64,884
Other long-term liabilities	**11,366**	(7,282)	18,520
Net cash provided by operating activities	**435,230**	381,018	338,252
Cash flows from investing activities:			
Purchases of short-term investments	**(400,794)**	(356,365)	(224,742)
Proceeds from sales of investments	**502,331**	105,678	462,951
Additions to property and equipment	**(88,477)**	(129,936)	(177,280)
Cash paid for acquisitions and transaction costs, net of cash acquired	**(45,562)**	(6,651)	(6,726)
Net cash (used in) provided by investing activities	**(32,502)**	(387,274)	54,203
Cash flows from financing activities:			
Proceeds from the exercise of stock options	**54,183**	14,537	9,863
Excess tax benefits from share-based payment compensation	**4,912**	1,084	–
Short-term borrowings	**103,771**	140,154	129,048
Repayments of short-term borrowings, capital leases and long-term debt	**(141,610)**	(159,708)	(122,207)
Purchase of Class A common shares for treasury	**(195,835)**	(12,727)	(375,224)
Net cash used in financing activities	**(174,579)**	(16,660)	(358,520)
Effect of exchange rate changes on cash and cash equivalents	**11,666**	3,916	(688)
Net increase (decrease) in cash and cash equivalents	**239,815**	(19,000)	33,247
Cash and cash equivalents, beginning of year	**138,928**	157,928	124,681
Cash and cash equivalents, end of year	**$ 378,743**	$ 138,928	$ 157,928

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

In thousands except for share and per share amounts	Class A Common Shares		Class B Common Shares		Class C Common Shares	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 30, 2004	32,480,669	$325	61,707,114	$617	4,391,862	$44
Comprehensive income:						
Net income	–	–	–	–	–	–
Other comprehensive income:						
Minimum pension liability adjustment	–	–	–	–	–	–
Unrealized losses on short-term investments	–	–	–	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	–
Total other comprehensive income						
Total comprehensive income						
Acquisition of Exult	22,159,921	222	–	–	–	–
Acquisition of Exult Warrant	–	–	–	–	–	–
Acquisition of Exult—issuance of restricted stock	689,823	7	–	–	–	–
Restricted stock award grant	3,200	–	–	–	–	–
Amortization of unearned compensation	–	–	–	–	–	–
Tax benefits from stock plans	–	–	–	–	–	–
Restricted stock unit vesting	37,946	–	–	–	–	–
Purchase of Class A common shares for treasury	3,681,872	37	(3,681,872)	(37)	–	–
Issuance of Class A common shares:						
Employee stock options	445,528	4	–	–	–	–
Outside Directors	13,932	–	–	–	–	–
Rule 144 share conversions and other share conversions	13,694,794	137	(12,843,393)	(128)	(851,401)	(9)
Net forfeiture of restricted common stock pursuant to the global stock plan and other	(236,725)	(2)	–	–	–	–
Balance at September 30, 2005	72,970,960	730	45,181,849	452	3,540,461	35
Comprehensive loss:						
Net loss	–	–	–	–	–	–
Other comprehensive income:						
Minimum pension liability adjustment	–	–	–	–	–	–
Unrealized gains on short-term investments	–	–	–	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	–
Total other comprehensive income						
Total comprehensive loss						
Restricted stock award grant	2,750,481	28	–	–	–	–
Stock-based compensation expense	–	–	–	–	–	–
Cumulative effect of a change in accounting principle	–	–	–	–	–	–
Tax benefits from stock plans	–	–	–	–	–	–
Restricted stock unit vesting	121,520	1	–	–	–	–
Purchase of Class A common shares for treasury	–	–	–	–	–	–
Issuance of Class A common shares:						
Employee stock options	647,740	6	–	–	–	–
Outside Directors	17,089	–	–	–	–	–
Rule 144 share conversions and other share conversions	48,722,310	487	(45,181,849)	(452)	(3,540,461)	(35)
Net forfeiture of restricted common stock pursuant to the global stock plan and other	(297,911)	(3)	–	–	–	–
Adoption of SFAS 123(R)—Adjustment to remove restricted stock units and unearned compensation	–	–	–	–	–	–
Balance at September 30, 2006	124,932,189	1,249	–	–	–	–
Comprehensive loss:						
Net loss	–	–	–	–	–	–
Other comprehensive income:						
Unrealized gains on short-term investments	–	–	–	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	–
Total other comprehensive income						
Total comprehensive loss						
Stock-based compensation expense	–	–	–	–	–	–
Tax benefits from stock plans	–	–	–	–	–	–
Restricted stock unit vesting	**613,678**	**6**	–	–	–	–
Purchase of Class A common shares for treasury	–	–	–	–	–	–
Issuance of Class A common shares:						
Employee stock options	**2,377,618**	**24**	–	–	–	–
Outside Directors	**3,508**	–	–	–	–	–
Net forfeiture of restricted common stock pursuant to the global stock plan and other	**(254,740)**	**(2)**	–	–	–	–
Adoption of SFAS 158 (net of tax)	–	–	–	–	–	–
Balance at September 30, 2007	**127,672,253**	**$1,277**	–	**$ –**	–	**$–**

The accompanying notes are an integral part of these financial statements.

Restricted Stock Units		Additional Paid-in Capital	Treasury Stock, at Cost		Retained Earnings (Deficit)	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Shares	Amount		Shares	Amount				
118,363	$2,166	$ 633,934	526,518	$ (13,414)	$ 194,430	$(27,799)	$ 69,050	$ 859,353
–	–	–	–	–	134,732	–	–	134,732
–	–	–	–	–	–	–	(2,397)	(2,397)
–	–	–	–	–	–	–	(135)	(135)
–	–	–	–	–	–	–	3,270	3,270
							738	
								135,470
–	–	653,162	–	–	–	(2,014)	–	651,370
–	–	973	–	–	–	–	–	973
15,386	412	18,492	–	–	–	(18,911)	–	–
2,000	54	79	–	–	–	(133)	–	–
–	–	–	–	–	–	25,895	–	25,895
–	–	3,353	–	–	–	–	–	3,353
(37,946)	(703)	703	–	–	–	–	–	–
–	–	–	12,987,877	(375,224)	–	–	–	(375,224)
–	–	9,859	–	–	–	–	–	9,863
10,908	320	430	–	–	–	(446)	–	304
–	–	–	–	–	–	–	–	–
(9,744)	(214)	(5,866)	–	–	–	6,082	–	–
98,967	2,035	1,315,119	13,514,395	(388,638)	329,162	(17,326)	69,788	1,311,357
–	–	–	–	–	(115,938)	–	–	(115,938)
–	–	–	–	–	–	–	2,397	2,397
–	–	–	–	–	–	–	127	127
–	–	–	–	–	–	–	2,760	2,760
							5,284	
								(110,654)
–	–	(28)	–	–	–	–	–	–
–	–	55,126	–	–	–	–	–	55,126
–	–	(119)	–	–	–	–	–	(119)
–	–	(1,151)	–	–	–	–	–	(1,151)
–	–	(1)	–	–	–	–	–	–
–	–	–	595,385	(12,727)	–	–	–	(12,727)
–	–	14,531	–	–	–	–	–	14,537
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	(3)
(98,967)	(2,035)	(15,288)	–	–	–	17,326	–	3
–	–	1,368,189	14,109,780	(401,365)	213,224	–	75,072	1,256,369
–	**–**	**–**	**–**	**–**	**(175,080)**	**–**	**–**	**(175,080)**
–	**–**	**–**	**–**	**–**	**–**	**–**	**8**	**8**
–	**–**	**–**	**–**	**–**	**–**	**–**	**49,827**	**49,827**
							49,835	
								(125,245)
–	**–**	**40,925**	**–**	**–**	**–**	**–**	**–**	**40,925**
–	**–**	**9,140**	**–**	**–**	**–**	**–**	**–**	**9,140**
–	**–**	**(6)**	**–**	**–**	**–**	**–**	**–**	**–**
–	**–**	**–**	**6,436,164**	**(195,835)**	**–**	**–**	**–**	**(195,835)**
–	**–**	**54,159**	**–**	**–**	**–**	**–**	**–**	**54,183**
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
–	**–**	**2**	**–**	**–**	**–**	**–**	**–**	**–**
–	**–**	**–**	**–**	**–**	**–**	**–**	**(1,525)**	**(1,525)**
–	**$ –**	**$1,472,409**	**20,545,944**	**$(597,200)**	**$ 38,144**	**$ –**	**$123,382**	**$1,038,012**

Notes to the Consolidated Financial Statements

For The Fiscal Years Ended September 30, 2007, 2006 and 2005

In thousands except for share and per share amounts

1. Description of Business

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries ("Hewitt" or the "Company") provide global human resources benefits, outsourcing and consulting services. Benefits Outsourcing includes administrative services for health and welfare, defined contribution and defined benefit plans. Human Resource Business Process Outsourcing (HR BPO) includes workforce administration, rewards management, recruiting and staffing, payroll processing, performance management, learning and development, talent management, relocation services, time and attendance, accounts payable, procurement expertise and vendor management. Hewitt's Consulting business provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes.

2. Summary of Significant Accounting Policies

The consolidated financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation and Combination

The accompanying consolidated financial statements reflect the operations of the Company and its majority owned subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company does not have control, but has the ability to exercise significant influence over governance and operations (generally 20–50% ownership), are accounted for by the equity method.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, performance-based compensation, the allowance for doubtful accounts, depreciation and amortization, asset impairment, taxes and any contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Revenue Recognition

Revenues include fees generated from Outsourcing contracts and from Consulting services provided to the Company's clients. Revenues from sales or licensing of software are not material. The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, our fee is determinable and collectibility is reasonably assured.

The Company's Outsourcing contracts typically have three- to five-year terms for benefits services and seven- to ten-year terms for HR BPO services. The Company recognizes revenues for non-refundable, up-front implementation fees evenly over the period the related ongoing service revenues are recognized. Services provided outside the scope of the Company's Outsourcing contracts are recognized on a time-and-material or fixed-fee basis.

The Company's clients typically pay for Consulting services either on a time-and-material or fixed-fee basis. Revenues are recognized under time-and-material-based arrangements monthly as services are provided. On fixed-fee engagements, revenues are recognized either as services are provided using a proportional performance method or at the completion of a project based on facts and circumstances of the client arrangement.

Contract losses on Outsourcing or Consulting arrangements are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct costs, including any remaining deferred contract costs, exceed the estimated total revenues that will be generated by the contract. When a loss is identified, it is first recorded as an impairment of deferred contract costs related to the specific contract, if applicable, with the remaining amount recorded as a loss reserve. Estimates are monitored during the term of the contract and any changes to the estimates are recorded in the period the change is identified and may result in either an additional increase or decrease to the loss reserve.

During fiscal 2007, the Company recorded a $10,146 pre-tax non-cash charge related to certain European Benefits Outsourcing contracts. This charge is reflected as a $3,140 impairment of deferred contract costs and a $7,006 loss reserve provision included in compensation and related expenses.

During fiscal 2006, the Company recorded a $72,641 pre-tax non-cash charge related to certain HR BPO contracts resulting from higher than expected implementation and future ongoing costs to be incurred over the life of the contract. This charge was reflected as a $61,614 impairment of deferred contract costs and a $11,027 loss reserve provision included in compensation and related expenses.

In connection with the Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, the Company has contracts with multiple elements primarily in its Benefits Outsourcing and HR BPO segments. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. EITF Issue 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

- The delivered items have value to the client on a stand-alone basis,
- There is objective and reliable evidence of the fair value of the undelivered items, and
- The arrangement includes a general right of return relative to the delivered items, and delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. Revenue is then recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis (as adjusted primarily for volume changes), as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and cost is deferred until the period in which the final deliverable is provided or a predominant service level has been attained.

Revenues earned in excess of billings are recorded as unbilled work in process. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company considers the criteria established by EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the Company is primarily responsible to the client for the delivery of services, changes to the delivered product, performs part of the service delivered, has discretion on vendor selection or bears credit risk.

In accordance with EITF Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Deferred Contract Costs and Deferred Contract Revenues

For long-term Outsourcing service agreements, implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company's systems and operating processes. For Outsourcing services sold separately or accounted for as a separate unit of accounting, specific, incremental and direct costs of implementation incurred prior to the services going live are deferred and amortized over the period the related ongoing services revenue is recognized. Such costs may include internal and external costs for coding or creating customizations of systems, costs for conversion of client data and costs to negotiate contract terms. For Outsourcing services that are accounted for as a combined unit of accounting; specific, incremental and direct costs of implementation, as well as ongoing service delivery costs incurred prior to revenue recognition commencing are deferred and amortized over the remaining contract services period. Implementation fees are also generally received from our clients either up-front or over the ongoing services period in the fee per participant. Lump sum implementation fees received from a client are initially deferred and then recognized as revenue evenly over the ongoing contract services period. If a client terminates an Outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded if necessary and any remaining deferred implementation revenues and costs would then be recognized into earnings through the termination date.

Performance-Based Compensation

The Company's compensation program includes a performance-based component that is determined by management subject to annual review by the Compensation and Leadership Committee of the Board of Directors. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after the Company's annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim dates involves judgment, is based on quarterly and annual results as compared to internal targets and takes into account other factors, including industry trends and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the Company, team or individual. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Income Taxes

The Company applies the asset and liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

Foreign Currency Translation

The Company's foreign operations use local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Gains or losses resulting from foreign exchange transactions are recorded in earnings within other income (expense), net. Expense totaled $3,589 and $94 in fiscal 2007 and 2006, respectively and income totaled $447 in fiscal 2005.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables and unbilled work in process. Hewitt invests its cash equivalents in the highest rated money market and similar investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company's billings. Credit risk itself is limited due to the Company's large number of *Fortune 500* clients, its clients' strong credit histories and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2007, 2006 and 2005, no single client represented 10% or more of the Company's total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities and client receivables are financial assets with carrying values that approximate fair value. Accounts payable and the Company's variable rate debt are financial liabilities with carrying values that approximate fair value. As of September 30, 2007 and 2006, the carrying value of the Company's fixed rate unsecured senior term notes was $70,000 and $98,000, respectively, and the fair value was estimated to be approximately $74,955 and $105,194, respectively. The estimate of fair value was calculated by discounting the future cash flows of the senior term notes at rates currently offered to the Company for similar debt instruments with comparable maturities. At September 30, 2007 and 2006, the carrying value of the Company's unsecured convertible senior notes with a face value of $110,000 was $106,080 and $104,805, respectively, and the fair value was estimated to be $106,563 and $102,850, respectively based on the current market value of this publicly traded security.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with maturities of 90 days or less when purchased. At September 30, 2007 and 2006, cash and cash equivalents included cash in checking and money market accounts as well as corporate tax-advantaged money market investments maturing in 90 days or less. At September 30, 2007, $803 of the Company's cash was restricted in connection with a prior-year acquisition. The restricted cash will be paid out under the terms of an Escrow Agreement and no later than October 30, 2008.

Funds Held for Clients

Some of the Company's Outsourcing agreements require the Company to hold funds on behalf of clients. Funds held on behalf of clients are segregated from Hewitt corporate funds. There is usually a short period of time between when we receive funds and when we pay obligations on behalf of clients.

Short-Term Investments

Short-term investments include marketable equity and debt securities that are classified as available-for-sale and recorded at fair value. Marketable debt securities include auction rate securities with contractual maturities of up to 30 years. The auction rate securities have interest re-set dates that occur every 28–30 days or less and can be actively marketed at ongoing auctions that occur every 28–30 days or less. Unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses are reported in other income (expense), net on the consolidated statements of operations.

Client Receivables and Unbilled Work in Process

The Company periodically evaluates the collectibility of its client receivables and unbilled work in process based on a combination of factors. In circumstances where the Company becomes aware of a specific client's difficulty in meeting its financial obligations (e.g., bankruptcy filings, failure to pay amounts due to the Company or to others), the Company records an allowance for doubtful accounts to reduce the client receivable or unbilled work in process to what the Company reasonably believes will be collected. For all other clients, the Company recognizes an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due or unbilled work in process is not billed. Facts and circumstances may change that would require the Company to alter its estimates of the collectibility of client receivables and unbilled work in process. Accounts are written off against the allowance when the Company determines that the receivable will not be collected.

Property and Equipment

Property and equipment, which include amounts recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Computer equipment	3 to 5 years
Capitalized software	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	5 to 15 years
Buildings	15 to 39 years
Leasehold improvements	Lesser of estimated useful life or lease term

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

Software Development Costs

Software development costs for software developed for internal use are accounted for in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 ("SOP 98-1"), *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Costs capitalized in accordance with SOP 98-1 are included in deferred contract costs in the consolidated balance sheet. The Company amortizes the software costs over periods ranging from three to five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use are capitalized.

Goodwill and Intangible Assets

Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators of impairment arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Amortization of the Company's definite lived intangible assets is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Trademarks and tradenames	3 to 10 years
Core technology	10 years
Customer relationships	10 to 30 years

Share-Based Compensation

On October 1, 2005 the Company adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective method. Upon the adoption of SFAS 123(R), the Company recognized an immaterial one-time gain in compensation and related expenses related to the requirement to apply an estimated forfeiture rate to unvested awards. Previously, the Company recorded forfeitures as incurred. The Company has also elected to recognize the compensation cost of all share-based awards other than those with performance conditions on a straight-line basis over the vesting period of the award. Compensation cost of all share-based awards with performance conditions are recognized on a straight-line basis over the requisite service period or the implicit service period if it is probable that the performance conditions will be met. Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules.

Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date. The Company recognizes compensation expense, net of estimated forfeitures on a straight-line basis over the vesting period. Estimated forfeitures are reviewed periodically and changes to the estimated forfeitures are adjusted through current period earnings. Employer payroll taxes are also recorded as expense when they become due over the vesting period. The remaining unvested shares are subject to forfeiture and restrictions on sale or transfer based on vesting dates.

The Company also granted nonqualified stock options at an exercise price equal to the fair market value of the Company's stock on the grant date. The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date, and have a term of ten years.

Prior to October 1, 2005, the Company accounted for stock-based compensation under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which allowed companies to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). Under APB 25, no compensation expense was recognized for nonqualified stock option awards as the exercise price of the awards on the date of grant was equal to the current market price of the Company's stock. However, the Company did recognize compensation expense in connection with the issuance of restricted stock and restricted stock units. Restricted stock awards, including restricted stock and restricted stock units were initially recorded as unearned compensation on the balance sheet. The unearned compensation was amortized to compensation expense on a straight-line basis over the vesting period. Forfeitures of restricted stock awards were recognized as they occurred.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (our fiscal year 2009). The Company is currently evaluating the potential impact, if any, of SFAS No. 159 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, ("SAB No. 108"). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. The adoption of SAB No. 108, effective September 30, 2007, did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 (our fiscal year 2009) and interim periods within those fiscal years. We do not believe that the adoption of the provisions of SFAS No. 157 will materially impact our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS No. 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end. The provisions of this Statement are effective for an employer with publicly traded equity securities and are required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006 (our fiscal year 2007); the measurement requirements are effective for fiscal years ending after December 15, 2008 (our fiscal year 2009). The Company adopted the recognition and disclosure requirements of SFAS No. 158 as of September 30, 2007. Adoption of SFAS No. 158 resulted in a decrease to accumulated other comprehensive income of approximately $1,525, net of $1,202 deferred income tax.

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on our consolidated balance sheet at September 30, 2007:

	Before Application of SFAS No. 158	SFAS No. 158 Adjustments	After Application of SFAS No. 158
Current assets—deferred income taxes, net	$ 31,795	$ 738	$ 32,533
Other non-current liabilities	162,537	2,727	165,264
Non-current liabilities—deferred income taxes, net	103,351	(464)	102,887
Accumulated other comprehensive income, net	124,907	(1,525)	123,382

For further discussion on our retirement plans, see Note 16.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 (our fiscal year 2008) and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43* ("EITF 06-2"). EITF 06-2 requires companies to accrue the cost of such compensated absences over the requisite service period. The Company currently accounts for the cost of compensated absences for sabbatical programs when the eligible employee completes the requisite service period. The Company is required to apply the provisions of EITF 06-2 at the beginning of fiscal year 2008. EITF 06-2 allows for adoption through retrospective application to all prior periods or through a cumulative effect adjustment to retained earnings if it is impracticable to determine the period-specific effects of the change on prior periods presented. The Company is currently evaluating the financial impact of this guidance and the method of adoption which will be used.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The prior year Statement of Cash Flows reflects the inclusion of amortization of deferred contract revenues and costs as well as asset impairments within *Adjustments to reconcile net (loss) income to net cash provided by operating activities*, with the corresponding offset within *Changes in operating assets and liabilities*. In addition, as discussed in Note 23, segment results for 2006 have been recast to conform to the 2007 presentation.

3. Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive common stock equivalents. Treasury stock is not considered outstanding for either basic or diluted EPS as weighted from the date the shares were placed into treasury. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards are considered outstanding. Under the treasury stock method, diluted EPS reflects the potential dilution that could occur if securities or other instruments that are convertible into common stock were exercised or could result in the issuance of common stock. Potentially dilutive common stock equivalents include unvested restricted stock and restricted stock units, unexercised stock options and warrants that are "in-the-money" and outstanding convertible debt securities which would have a dilutive effect if converted from debt to common stock. Restricted stock awards generally vest 25% on each anniversary of the grant date and are not considered outstanding in basic earnings per share until the vesting date.

In July 2006, the Company's Class B stockholders who were parties to a Stockholders' Agreement agreed to terminate that agreement which provided for, among other things, block voting of Class B common stock. In connection with the termination of the Stockholders' Agreement, effective July 31, 2006, an aggregate of 34,703,814 shares of Class B common stock and 2,892,943 shares of Class C common stock were converted into an aggregate of 37,596,757 shares of Class A common stock. As a result, effective that date, the Company had no Class B or Class C shares outstanding. Prior to that date, each share of the Company's Class B and Class C common stock was convertible into Class A common stock on a one-for-one basis, subject to certain restrictions, and has been included in both basic and diluted outstanding shares for the year ended September 30, 2005. The Company has amended its Certificate of Incorporation to eliminate the Class B and Class C common stock.

The following table presents computations of basic and diluted EPS in accordance with accounting principles generally accepted in the United States of America:

	Year Ended September 30,		
	2007	2006	2005
Net (loss) income as reported	**$(175,080)**	$(115,938)	$134,732
Weighted average number of common stock for basic	**107,866,281**	107,642,383	111,340,261
Incremental effect of dilutive common stock equivalents:			
Unvested restricted stock awards	**–**	–	687,104
Unexercised in-the-money stock options	**–**	–	1,078,357
Weighted average number of common stock for diluted	**107,866,281**	107,642,383	113,105,722
Earnings per share—basic	**$ (1.62)**	$ (1.08)	$ 1.21
Earnings per share—diluted	**$ (1.62)**	$ (1.08)	$ 1.19

During fiscal 2007 and 2006, the Company reported a consolidated net loss. As a result of the net loss, unvested restricted stock awards and unexercised in-the-money stock options were antidilutive for these years and were not included in the computation of diluted weighted average shares.

Debt securities convertible into 1,870,748 weighted average shares of Class A common stock were outstanding in the years ended September 30, 2007, 2006 and 2005, but were not included in the computation of diluted earnings per share because the effect of including the convertible debt securities would be antidilutive, as the effect of the assumed discontinuation of interest expense, net of tax would be greater than the addition of assumed converted shares. Warrants to purchase 200,000 weighted average shares of Class A common stock, which the Company assumed in the 2005 merger with Exult, Inc. ("Exult"), were outstanding in the years ended September 30, 2007, 2006 and 2005, but were not included in the computation of diluted earnings per share because the exercise price of the warrants, which is formula-based with a minimum price of $37.75 per share, was greater than the average market price of the Class A common stock. Stock options to purchase 888,494 weighted average shares in 2007, 9,822,136 weighted average shares in 2006 and 958,995 weighted average shares in 2005 of Class A common stock, were outstanding but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Class A common stock.

4. Acquisitions and Dispositions

The Company continually assesses strategic acquisitions to complement its current business or to expand related services. During fiscal 2007, 2006 and 2005, the Company completed the following acquisitions and dispositions:

2007 Acquisitions

RealLife HR Acquisition

On September 4, 2007, the Company purchased 100% of the outstanding shares of RealLife HR ("RealLife") for $42,000. The purchase price was paid in cash with $4,000 of the consideration paid to an Escrow Fund to be utilized to settle purchase price adjustments. RealLife is a health and welfare administration firm located in the U.S. RealLife historically has focused on outsourcing services for middle market entities. The Company has made preliminary purchase price allocations resulting in goodwill of approximately $30,859 being recorded in the Benefits Outsourcing segment and anticipates finalizing the purchase price allocations within one year of the acquisition date. The results of operations for RealLife have been included in the Consolidated Statements of Operations since its acquisition.

2006 Acquisitions and Dispositions

On September 20, 2006, the Company purchased 100% of the outstanding shares of an analytical consultancy business focused on pay and benefits benchmarking in Sweden for approximately $6,400. The purchase price is subject to certain contingent payments of approximately $835, held as restricted cash, if the acquired entity achieves specific operating targets. Payments will be made no later than October 30, 2008 and will be accounted for as additional purchase price. In September 2006, the Company made the initial scheduled escrow payment of approximately $140.

On October 1, 2005, the Company contributed its retirement and financial management business within Germany in exchange for an increased investment in a German actuarial business ("investee"). The Company had acquired a minority interest in investee on July 13, 2005 for approximately $5,400 and currently has a 28% non-controlling interest in the investee. The investment is accounted for under the equity method of accounting. At the end of year six from the original investment date, the Company has an option to purchase the remaining interest in the investee and the investee stockholders have an option to put their remaining interest in the investee to the Company. The final purchase price will be subject to a third-party independent appraiser.

2005 Acquisitions

On September 5, 2005, the Company purchased 100% of the outstanding shares of a pension management business in The Netherlands for approximately $11,400. The purchase price was subject to certain contingent payments based on the final opening balance sheet which were resolved in fiscal 2006 and an additional $422 was paid out and accounted for as additional purchase price.

5. Short-Term Investments

As of September 30, 2007 and 2006, short-term investments are comprised of available-for-sale securities as follows:

	September 30, 2007		September 30, 2006	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Short-term investments:				
Corporate notes	$ –	$ –	$ 1,000	$ 1,001
Asset-backed securities	–	–	1,063	1,057
U.S. Treasuries and Agencies	–	–	997	994
Auction rate municipal bonds	**216,726**	**216,726**	307,475	307,475
Total	**$216,726**	**$216,726**	$310,535	$310,527

Based on the contractual maturities of the available-for-sale debt securities as of September 30, 2007 and 2006, the amortized cost and estimated fair market value of the securities were as follows:

	September 30, 2007		September 30, 2006	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Short-term investments:				
Due in less than one year	$ –	$ –	$ 2,046	$ 2,043
Due after one year through five years	–	–	6,014	6,009
Due after five years through ten years	**5,000**	**5,000**	5,000	5,000
Due after ten years	**211,726**	**211,726**	297,475	297,475
Total	**$216,726**	**$216,726**	$310,535	$310,527

As of September 30, 2007, there were no gross unrealized holding gains and losses.

6. Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, at September 30, 2007 and 2006, consisted of the following:

	2007	2006
Client receivables	**$401,282**	$408,638
Unbilled work in process	**230,729**	213,632
	$632,011	$622,270

As of September 30, 2007 and 2006, $4,552 and $10,498, respectively, of long-term unbilled work in process is classified within other non-current assets, net.

The activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2007, 2006 and 2005, consisted of the following:

	2007	2006	2005
Balance at beginning of year	**$ 25,333**	$23,922	$ 21,732
Increase in allowances	**8,667**	8,360	15,157
Use of allowances	**(15,067)**	(6,949)	(12,967)
Balance at end of year	**$ 18,933**	$25,333	$ 23,922

7. Property and Equipment

As of September 30, 2007 and 2006, net property and equipment, which includes assets under capital leases, consisted of the following:

	2007	2006
Property and equipment:		
Buildings	**$ 93,930**	$ 93,397
Capitalized software	**311,741**	340,613
Computer equipment	**283,888**	347,081
Telecommunications equipment	**136,418**	136,086
Furniture and equipment	**148,088**	134,305
Leasehold improvements	**160,354**	142,594
Total property and equipment	**1,134,419**	1,194,076
Less accumulated depreciation and amortization	**(778,512)**	(782,871)
Balance at end of year	**$ 355,907**	$ 411,205

As of September 30, 2007 and 2006, buildings under capital leases were $88,944.

Long-lived assets with definite useful lives are depreciated or amortized over their estimated useful lives and are tested for impairment whenever indicators of impairment arise.

During the years ended September 30, 2007 and 2006, the Company evaluated certain long-lived assets for impairment. For the years ended September 30, 2007 and 2006, the Company recorded $13,645 and $5,718, respectively, of non-cash charges related to the impairment of capitalized software, shown within goodwill and asset impairment in the accompanying consolidated statements of operations and is reflected as a decrease to the gross carrying value of the asset. Fiscal 2007 impairment charges were recorded within the HR BPO, Benefits Outsourcing and Consulting segment results in the amounts of $9,521, $3,237 and $887, respectively. Fiscal 2006 impairment charges were recorded within the HR BPO segment results. The impairment charges were primarily due to lower than expected utilization of certain assets. Fair value was calculated using estimated discounted future cash flows and a third-party valuation firm.

For the years ended September 30, 2007, 2006 and 2005, the Company recognized depreciation and amortization expense on its property and equipment, which includes assets under capital leases, of $135,700, $124,240 and $124,372, respectively. The Company recognized $8,166 of accelerated depreciation related to the leased real estate restructuring activities. Refer to Note 15 for a discussion on leased real estate restructuring activities.

8. Goodwill and Other Intangible Assets

In conformity with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment annually or whenever indicators of impairment arise.

During the fourth quarter of fiscal 2007, the Company performed its annual impairment review of goodwill. This review resulted in an impairment charge of $279,843 related to the HR BPO segment recorded as a component of operating results in the accompanying consolidated statements of operations, due to reduced growth expectations for the overall business, partially due to a revised strategy. The reduced growth expectations were driven by a reduction in the likely number of future engagements and reduced contract value of each engagement, as we focus on identifying potential customers seeking a more standardized set of platforms and services. The impairment charge is non-cash in nature. The Company engaged a third-party valuation firm to assist in determining the fair value of the reporting unit. The valuation was based on estimates of future cash flows developed by management. In determining the amount of goodwill impairment, the Company also used the outside valuation firm to assist in valuing the significant intangible assets of the reporting unit.

During fiscal 2006, the Company performed an interim impairment review of goodwill allocated to its HR BPO segment. This review was triggered by lower than expected performance of some of the Company's HR BPO contracts. This review resulted in a charge of $172,000 recorded as a component of operating results in the accompanying consolidated statements of operations. The impairment charge was non-cash in nature. The Company engaged a third-party valuation firm to assist in determining the fair value of the reporting unit. The valuation was based on estimates of future cash flows developed by management. In determining the amount of goodwill impairment, the Company also used the outside valuation firm to assist in valuing the significant intangible assets of the reporting unit. During the year ended September 30, 2005, no goodwill impairments were recognized.

The following is a summary of changes in the carrying amount of goodwill for the year ended September 30, 2007 and 2006:

	Benefits Outsourcing	HR BPO	Consulting	Total
Balance at September 30, 2005	$ 8,563	$ 439,938	$245,869	$ 694,370
Additions	408	–	6,094	6,502
Adjustment and reclassifications	7,680	(3,737)	(7,680)	(3,737)
Impairment	–	(172,000)	–	(172,000)
Effect of changes in foreign exchange rates	88	4,747	14,952	19,787
Balance at September 30, 2006	16,739	268,948	259,235	544,922
Additions	**30,859**	**–**	**3,009**	**33,868**
Adjustment and reclassifications	**–**	**–**	**(12,977)**	**(12,977)**
Impairment	**–**	**(279,843)**	**–**	**(279,843)**
Effect of changes in foreign exchange rates	**782**	**10,895**	**21,667**	**33,344**
Balance at September 30, 2007	**$48,380**	**$ –**	**$270,934**	**$ 319,314**

The additions to goodwill during the year ended September 30, 2007 primarily related to the acquisition of a benefits management services provider (Note 4) within the Benefits Outsourcing segment. The adjustments and reclassifications to goodwill during the year ended September 30, 2007 primarily related to a previously unclaimed tax benefit for share-based compensation relating to a prior-year acquisition within the Consulting segment.

The additions to goodwill during the year ended September 30, 2006 primarily related to the finalization of the opening balance sheet for an acquisition within the Benefits Outsourcing segment which occurred in the fourth quarter of fiscal 2005 and an acquisition within the Consulting segment which occurred in the fourth quarter of fiscal 2006.

The adjustments and reclassifications to goodwill during the year ended September 30, 2006 related to the increase of deferred tax assets associated with an acquisition (Note 20) and the Company's decision to shift management oversight for an acquired business into the Benefits Outsourcing segment (Note 23).

Intangible assets with definite useful lives are amortized over their estimated useful lives and are tested for impairment whenever indicators of impairment arise.

During the year ended September 30, 2007, the Company evaluated certain intangible assets related to the HR BPO and Benefits Outsourcing segments for impairment. For the year ended September 30, 2007, the Company recorded $20,879 of non-cash charges in the HR BPO segment results and $4,395 of non-cash charges in the Benefits Outsourcing results, shown within goodwill and asset impairment in the accompanying consolidated statements of operations and reflected as a decrease to the gross carrying value of the assets. The impairment charge in the HR BPO segment primarily related to the impairment of core technology of $18,501, primarily due to lower than expected utilization of the assets, and also customer relationships of $2,028, primarily due to lower than expected future cash flows. The impairment charge in the Benefits Outsourcing segment primarily related to the impairment of customer relationships of $3,957, mostly due to lower than expected future cash flows. Fair value was determined using estimated discounted future cash flows and a third-party valuation firm.

During the year ended September 30, 2006, the Company evaluated certain intangible assets related to the HR BPO segment for impairment. For the year ended September 30, 2006, $1,705 of non-cash charges were recorded in the HR BPO segment results and shown within goodwill and asset impairment in the accompanying consolidated statements of operations and is reflected as a decrease to the gross carrying value of the asset. The impairment charges are primarily due to changes in customer contract provisions. Fair value was determined using estimated discounted future cash flows.

The following is a summary of intangible assets at September 30, 2007 and 2006:

	September 30, 2007			September 30, 2006		
Definite useful life assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks and tradenames	**$ 15,548**	**$ 14,498**	**$ 1,050**	$ 14,870	$11,647	$ 3,223
Core technology	**25,499**	**12,572**	**12,927**	45,309	9,273	36,036
Customer relationships	**256,024**	**73,868**	**182,156**	245,780	42,931	202,849
Total	**$297,071**	**$100,938**	**$196,133**	$305,959	$63,851	$242,108

Amortization expense related to definite-lived intangible assets for the years ended September 30, 2007, 2006 and 2005, are as follows:

	2007	2006	2005
Trademarks and tradenames	**$ 1,895**	$ 2,694	$ 2,840
Core technology	**4,271**	4,824	4,434
Customer relationships	**27,492**	17,222	18,036
Total	**$33,658**	$24,740	$25,310

Applying current foreign exchange rates, estimated amortization expense related to intangible assets with definite lives at September 30, 2007, for each of the years in the five-year period ending September 30, 2012 and thereafter is as follows:

	Total
Fiscal year ending:	
2008	$ 25,981
2009	15,567
2010	15,388
2011	15,352
2012	14,945
2013 and thereafter	108,900
Total	$196,133

9. Other Non-Current Assets, Net

As of September 30, 2007 and 2006, other non-current assets, net, consisted of the following:

	2007	2006
Other non-current assets, net:		
Long-term unbilled work in process	**$ 4,552**	$10,498
Prepaid long-term interest and service contracts	**1,194**	7,476
Investments in affiliated companies	**20,017**	16,982
Prepaid pension asset	**6,199**	–
Other non-current assets, net	**$31,962**	$34,956

The Company has several prepaid long-term contracts for maintenance on computer software systems. Benefits related to these long-term prepaid maintenance contracts are received over the contractual period.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence but lacks control are accounted for using the equity method of accounting.

Effective September 30, 2007, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit and Other Postretirement Plans*. As a result of adopting SFAS No. 158, the Company has aggregated all its over-funded retirement plans and classified the amount at September 30, 2007 as a non-current asset within the accompanying consolidated balance sheets. Prior to adoption, the over-funded amounts were included with pension liabilities within other non-current liabilities. For further discussion on our retirement plans and adoption of SFAS No. 158, see Note 1 and Note 16.

10. Short-Term Debt

As of September 30, 2007 and 2006, the Company had short-term debt outstanding of $30,369 and $32,246, respectively, consisting of borrowings on unsecured lines of credit.

Unsecured Lines of Credit

As part of the 2005 merger with Exult, the Company assumed a domestic unsecured revolving line of credit facility which provided for borrowings up to $25,000 and expired on July 31, 2005. Borrowings under the facility accrued interest at LIBOR plus 212.5 basis points or a base rate. On January 25, 2005, the Company replaced the facility with a $25,000 unsecured revolving line of credit facility which provides for borrowings up to $25,000 expiring on October 1, 2007. Borrowings under this facility accrue interest at LIBOR plus 52.5–72.5 basis points or a base rate. On September 26, 2007, the Company replaced the facility with a $19,500 unsecured revolving line of credit facility which provides for borrowings up to $19,500 expiring on September 30, 2008. Borrowings under this facility accrue interest at LIBOR plus 30.0–60.0 basis points or a base rate. The Company had borrowings of $13,345 and $19,559 accruing interest at a weighted average rate of 6.866% and 6.41% at September 30, 2007 and 2006, respectively.

On May 23, 2005, the Company entered into a five-year credit facility, with a six-bank syndicate, that provides for borrowings up to $200,000. This facility replaced a three-year facility that was scheduled to expire on September 27, 2005. Borrowings under the new facility accrue interest at LIBOR plus 30–60 basis points or the prime rate, at our option. Borrowings are repayable upon demand or at expiration of the facility on May 23, 2010. Quarterly facility fees ranging from 7.5–15 basis points are charged on the average daily commitment under the facility. At September 30, 2007 and 2006, there were no borrowings outstanding against the new facility.

Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, had an unsecured British pound sterling line of credit. In July 2005, the line of credit was amended and extended to allow for borrowings up to £5,000 until the expiration of the facility on July 31, 2006. The agreement was amended in July 2006 to extend the facility to October 31, 2006, all terms remained unchanged. The expiration for this facility has been extended to October 30, 2007. This facility expired on October 30, 2007 and the Company is in the process of extending the facility. The interest rate for this facility is LIBOR plus 87.5 basis points. As of September 30, 2007 and 2006, the interest rates on the line of credit were 7.069% and 5.775%, respectively, and there was no outstanding balance at either date.

The Company has a contract with a lender to guarantee borrowings of its subsidiaries up to $20,500 in multiple currency loans and letters of credit. There is no fixed termination date on this contract. This contract allows the Company's foreign subsidiaries to secure financing at rates based on the Company's creditworthiness. The contract was signed August 31, 2004, and $3,476 of the facility is available for the Company's foreign offices and bank facilities. The facility provides for borrowings at LIBOR plus 75 basis points. As of September 30, 2007 and 2006, there were borrowings of $17,024 and $12,687, respectively.

11. Debt

Debt at September 30, 2007 and 2006, consisted of the following:

	2007	2006
Term loan credit facility	**$ 8,122**	$ 9,362
Capital lease obligations	**72,910**	76,580
Unsecured convertible senior term notes	**106,080**	104,805
Unsecured senior term notes	**70,000**	98,000
Other foreign debt	**575**	847
	257,687	289,594
Current portion of long-term debt and capital lease obligations	**24,222**	34,742
Debt and capital lease obligations, less current portion	**$233,465**	$254,852

The principal portion of long-term debt excluding capital lease obligations and net of discount on unsecured convertible senior term notes at September 30, 2007 becomes due as follows:

Fiscal year ending:	
2008	$ 19,530
2009	9,079
2010	19,054
2011	130,114
2012	7,000
Total	$184,777

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2007 and 2006, the Company was in compliance with all debt covenants.

Term Loan Credit Facility

On December 22, 2004, Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, entered into a £6 million term loan credit facility agreement. The loan is repayable in 24 quarterly installments through December 2010 and accrues interest at LIBOR plus 80 basis points. At September 30, 2007 and 2006, the outstanding balance of the term loan was approximately £4 million or $8,122 and £5 million or $9,362, respectively, and was accruing interest at 7.1625% and 5.9525%, respectively.

Other Foreign Debt

Other foreign debt outstanding at September 30, 2007 and 2006 totaled $575 and $847, respectively, pursuant to local banking relationships.

Unsecured Convertible Senior Term Notes

In connection with the Company's merger with Exult, the Company became obligated for $110,000 aggregate principal amount of 2.50% Convertible Senior Notes due October 1, 2010. The notes rank equally with all of Hewitt's existing and future senior unsecured debt and will be effectively subordinated to all liabilities of each of its subsidiaries. The Company recorded the notes at their estimated fair value of $102,300 as of October 1, 2004 and is accreting the value of the discount over the remaining term of the notes to their stated maturity value using a method that approximates the effective interest method. As of September 30, 2007 and 2006, the carrying value on the notes was $106,080 and $104,805, respectively, resulting in an unamortized discount of $3,920 and $5,195, respectively.

The notes are convertible into shares of Hewitt Class A common stock at any time before the close of business on the date of their maturity, unless the notes have previously been redeemed or repurchased, if (1) the price of Hewitt's Class A common stock issuable upon conversion of a note reaches a specified threshold, (2) the notes are called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds. The conversion rate is 17.0068 shares of Hewitt Class A common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $58.80 per share. Based upon the $58.80 conversion price, the notes would be convertible into 1,870,748 shares of Hewitt Class A common stock.

On or after October 5, 2008, Hewitt has the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the redemption date. Holders have the option, subject to certain conditions, to require Hewitt to repurchase any notes held by the holder on October 1, 2008 or upon a change in control, at a price equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of purchase.

Unsecured Senior Term Notes

The unsecured senior term notes were issued to various financial institutions consisting primarily of insurance companies. The terms and balances of the unsecured senior term notes are as follows:

Terms	Balance at Issuance	Interest Rate	September 30, 2007	September 30, 2006
Issued July 7, 2000, repayable on June 30, 2007	$ 15,000	7.93%	**$ –**	$15,000
Issued March 30, 2000, repayable in five annual installments beginning March 2003 through March 2007	15,000	7.94%	**–**	3,000
Issued May 30, 1996, repayable in five annual installments beginning May 2004 through May 2008	50,000	7.45%	**10,000**	20,000
Issued July 7, 2000, repayable on June 30, 2010	10,000	8.11%	**10,000**	10,000
Issued on October 16, 2000, repayable on October 15, 2010	15,000	7.90%	**15,000**	15,000
Issued on March 30, 2000, repayable in five annual installments beginning March 2008 through March 2012	35,000	8.08%	**35,000**	35,000
	$140,000		**$70,000**	$98,000

12. Lease Agreements

The Company has obligations under long-term, non-cancelable lease agreements, principally for office space, furniture and equipment, with terms ranging from one to twenty years. Prior to May 20, 2005, some of the leases were with related parties (Note 13). At September 30, 2007 and 2006, all leases are with third parties.

Capital Leases

Capital lease obligations at September 30, 2007 and 2006, consisted of the following:

	2007	2006
Building capital leases	**$72,123**	$76,213
Computer and telecommunications equipment capital leases	**787**	367
	72,910	76,580
Current portion	**4,692**	4,286
Capital lease obligations, less current portion	**$68,218**	$72,294

The following is a schedule of minimum future rental payments required as of September 30, 2007, under capital leases which have an initial or remaining non-cancelable lease term in excess of one year:

Capital Leases:	Principal	Interest	Total
Fiscal year ending:			
2008	$ 4,692	$ 5,103	$ 9,795
2009	5,459	4,750	10,209
2010	5,890	4,356	10,246
2011	6,509	3,918	10,427
2012	7,151	3,430	10,581
2013 and thereafter	43,209	7,912	51,121
Total minimum lease payments	$72,910	$29,469	$102,379

Building Capital Leases

The Norwalk, Connecticut and Newport Beach, California capital leases are payable in monthly installments at 7.33% interest and expire in April 2017 and May 2017, respectively. The leases provide for stepped rents over the lease term with the option for two renewal terms of five years each. The capitalized leases and the related capital lease obligations were recorded at lease inception and the capitalized lease assets are being amortized over the remaining lease term on a straight-line basis. The terms of the Norwalk lease also provide the Company with a right of first refusal on sale if the landlord receives an offer for the sale of the building. In April 2007, the Company entered into a sublease agreement for the Norwalk lease. Minimum sublease rentals to be received in the future under the sublease are $26,681 at September 30, 2007.

Computer and Telecommunications Equipment Capital Leases

The Company's computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments at an interest rate of 5.0%.

Operating Leases

The Company also has various third-party operating leases for office space, furniture and equipment with terms ranging from one to twenty years. The Company has various office leases that grant a free rent period and have escalating rents. Certain office leases include landlord incentives for leasehold improvements. Landlord incentives are recognized as a reduction to rental expense over the term of the lease. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis recognized over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations. The Company also has leases that have lease renewal provisions. As of September 30, 2007, all operating leases outstanding were with third parties.

The following is a schedule of minimum future rental commitments as of September 30, 2007, under operating leases with an initial or remaining non-cancelable lease term in excess of one year:

Operating Leases:	Total
Fiscal year ending:	
2008	$ 95,355
2009	88,561
2010	80,106
2011	74,180
2012	67,349
2013 and thereafter	316,676
Total minimum lease payments	722,227
Total anticipated future sublease receipts	(31,140)
	$691,087

Total rental expense for operating leases amounted to $106,092, $99,266 and $106,341 in 2007, 2006 and 2005, respectively.

13. Related Party Transactions

Prior to fiscal 2006, the Company leased real property in Lincolnshire, Illinois, The Woodlands, Texas and Orlando, Florida from FORE Holdings LLC, the former parent company and related party, and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, and Hewitt Properties VII LLC, The Bayview Trust and Overlook Associates (a former equity method investment of FORE Holdings). During the fiscal years ended September 30, 2007 and 2006, the Company was not a party to any related party leases.

In May 2005, FORE Holdings sold the majority of its properties to a third party. Upon closing of the sale, Hewitt Associates LLC, a wholly-owned subsidiary of the Company, entered into amended lease agreements with the third party. Under the amended leases, rent and lease terms remained the same. Hewitt Associates LLC agreed to two debt covenants (minimum net worth and leverage ratio) identical to those that exist on the Company's unsecured senior term notes and Hewitt Associates LLC also waived a purchase option right with respect to the properties sold and one other property. In exchange for the amended terms, Hewitt Associates received $3,000 in consideration from FORE Holdings. The $3,000 will reduce the Company's rent expense related to the properties over the remaining lease terms which run through March 2020.

Total lease payments to these entities were $23,988 in 2005. The leases were entered into on terms comparable to those which could have been obtained in an arm's length transaction. The investment in these properties was funded through capital contributions by FORE Holdings and third-party debt. This debt was not reflected on the Company's balance sheet as it was an obligation of FORE Holdings and its related parties, and not an obligation of the Company. The Company does not guarantee the debt related to these properties.

14. Severance Accrual

During fiscal 2007, the Company implemented several productivity initiatives across the business that resulted in a reduction in workforce. The Company's severance policy provides that the affected employees will receive an amount of severance pay that is based on the employee's length of service, current employment status and level and benefits elections. For certain affected employees outside of the United States, the amount of severance is based upon the requirements of local regulations. As of September 30, 2007, the Company has estimated its severance obligations to be $10,661 in accordance with Statement of Financial Accounting Standards No. 112 (as Amended), *Employers' Accounting for Postemployment Benefits—an amendment of FASB Statements No. 5 and 43.* The Company recorded charges of $10,033 in the fourth quarter and made payments of $181 related to those charges.

The following table summarizes the activity in the severance accrual for the year ended September 30, 2007:

	October 1, 2006	Additions	Payments	Adjustments	September 30, 2007
Severance accrual	$—	**$36,221**	**$(21,226)**	**$(4,334)**	**$10,661**

The Company anticipates that the remaining accrual will be paid out by the end of fiscal 2008.

15. Restructuring Activities

In conjunction with an ongoing review of the Company's leased real estate portfolio, during the third quarter of fiscal 2007, the Company announced its intention to consolidate facilities, and in some cases, exit certain properties. During the fourth quarter of fiscal 2007, the Company recorded expense of $17,777 related to the exit and consolidation of certain facilities in both the U.S. and international locations. The charges consisted of $21,649 for recognition of the fair value of lease vacancy obligations and lease termination charges. This was offset by the reversal of accrued rents of $3,872. The net costs were recorded in other operating expense within the consolidated statements of operations and charged to the Benefits Outsourcing, HR BPO and Consulting segments in the amounts of $13,469, $3,082 and $1,226, respectively.

The following table summarizes the activity in the restructuring reserves for the year ended September 30, 2007:

	October 1, 2006	Additions	Payments	September 30, 2007
Real estate lease restructuring	$–	**$21,649**	**$(762)**	**$20,887**

The Company anticipates that the remaining accrual will be paid out by fiscal 2018.

In connection with the 2005 Exult merger, the Company formulated facility exit and severance strategies. The Company recorded $13,721 of estimated liabilities for costs related to Exult facilities consolidation, the related impact on Exult outstanding real estate leases and Exult involuntary employee terminations and relocations. The accrued obligation was $3,132 and $3,608 as of September 30, 2007 and 2006, respectively. All severance amounts have been paid out as of September 30, 2006. Lease termination costs are expected to be paid by October 2011.

16. Retirement Plans

Employee 401(k) and Profit Sharing Plan

The Company has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt makes annual contributions equal to a percentage of participants' total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by the Company. In 2007, 2006 and 2005, profit sharing plan and company match contribution expenses were $58,179, $53,617 and $41,715, respectively.

Defined Benefit Plans

Through various acquisitions, the Company has defined benefit pension plans, the largest of which was closed to new entrants in 1998, providing retirement benefits to eligible employees. The Company also has other smaller defined benefit pension plans to provide benefits to eligible employees. It is the Company's policy to fund in accordance with local practice and legislation.

Health Care Plans

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

Effective September 30, 2007, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit and Other Postretirement Plans*. See Note 2 for the incremental effects of the initial adoption of SFAS No. 158 on our consolidated balance sheet at September 30, 2007.

The following table provides a reconciliation of the changes in the defined benefit and health care plans' benefit obligations and fair value of assets for the years ended September 30, 2007 and 2006, and a statement of funded status as of September 30, 2007 and 2006.

	Pension Benefits		Health Benefits	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$182,707**	$169,151	**$ 13,638**	$ 17,661
Acquisitions	**–**	392	**–**	–
Service cost	**12,078**	11,028	**155**	9
Interest cost	**9,293**	7,494	**852**	716
Plan amendments	**–**	(537)	**–**	(3,153)
Remeasurement	**–**	(710)	**–**	–
Actuarial (gains)/losses	**(5,453)**	(10,948)	**(321)**	(984)
Benefit payments	**(7,115)**	(2,159)	**(611)**	(611)
Settlement payment	**(31)**	(1,352)	**–**	–
Changes in foreign exchange rates	**20,154**	10,348	**–**	–
Benefit obligation end of year	**$211,633**	$182,707	**$ 13,713**	$ 13,638
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$151,553**	$121,848	**$ –**	$ –
Actual return on plan assets	**14,214**	10,058	**–**	–
Employer contribution	**19,693**	15,906	**611**	611
Benefit payments	**(7,115)**	(2,159)	**(611)**	(611)
Settlement payment	**(31)**	(1,352)	**–**	–
Changes in foreign exchange rates	**15,275**	7,252	**–**	–
Fair value of plan assets, end of year	**$193,589**	$151,553	**$ –**	$ –
Reconciliation of Accrued Obligation and Total Amount Recognized				
Unfunded status[(a)]	**$(18,044)**	$(31,154)	**$(13,713)**	$(13,638)
Unrecognized net loss	**–**	8,324	**–**	5,007
Unrecognized prior service cost	**–**	(533)	**–**	23
Unrecognized transition obligation	**–**	–	**–**	2
Net amount recognized, end of year	**$(18,044)**	$(23,363)	**$(13,713)**	$ (8,606)
Amounts recorded in other comprehensive income, pre-tax:				
Prior service cost	**$711**	$ –	**$ 20**	$ –
Net actuarial (gain) loss	**(2,465)**	–	**4,459**	–
Transition obligation	**–**	–	**2**	–
Total	**$ (1,754)**	$ –	**$ 4,481**	$ –

[(a)]Fair value of assets less projected benefit obligation, shown in the preceding tables.

After the adoption of SFAS No. 158, the amounts recognized in the consolidated balance sheet as of September 30, 2007 consisted of:

	Pension Benefits	Health Benefits
Other non-current assets, net	**$ 6,199**	**$ –**
Accrued expenses	**(2,725)**	**(699)**
Other non-current liabilities	**(21,518)**	**(13,014)**
Net amount recognized	**$(18,044)**	**$(13,713)**

At September 30, 2007, the above recognized unfunded status of pension plans determined using a June 30, 2007 measurement date was reduced by $2,060 primarily due to employer contributions made during the fourth quarter.

Relating to the pension plans, the estimated net loss, prior service cost and transition obligation that will be amortized from shareholders' equity into pension cost in fiscal 2008 are $(24), $92 and zero, respectively. Comparable amounts amortized in fiscal 2007, respectively, were $229, $92 and zero.

Relating to the health benefit plans, the estimated net loss, prior service cost and transition obligation that will be amortized from shareholders' equity into pension cost in fiscal 2008 are $172, $2 and zero, respectively. Comparable amounts amortized in fiscal 2007, respectively, were $246, $2 and zero.

The accumulated benefit obligation for the pension plans was $185,044 and $159,607 as of September 30, 2007 and 2006, respectively.

The assumptions used in the measurement of our benefit obligations at June 30, 2007 and 2006 are as follows:

	Pension Benefits		Health Benefits	
	2007	2006	2007	2006
Weighted average assumptions:				
Discount rate	**5.35%**	4.85%	**6.40%**	6.00%
Expected return on plan assets	**6.20%**	5.77%	**N/A**	N/A
Rate of compensation increase	**4.13%**	3.89%	**N/A**	N/A

The assumptions used in the measurement of our net benefit costs for the years ended September 30, 2007, 2006 and 2005 are as follows:

	Pension Benefits			Health Benefits		
	2007	2006	2005	2007	2006	2005
Weighted average assumptions:						
Discount rate	**4.85%**	4.39%	5.23%	**6.00%**	5.00%	6.00%
Expected return on plan assets	**5.77%**	5.26%	5.99%	**N/A**	N/A	N/A
Rate of compensation increase	**3.89%**	3.54%	3.73%	**N/A**	N/A	N/A

The health plan provides flat dollar credits based on years of service and age at retirement. Service for determining credits was frozen as of December 31, 2005. The amendment to the plan resulted in a $3,153 ($2,728 decrease to the unrecognized prior service cost and $425 decrease to the unrecognized transition obligation) decrease in the accumulated postretirement benefit obligation during 2006. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 9.5% health care cost trend rate for 2007. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2007	2006
Effect of 1% Change in the Assumed Health Care Cost Trend Rates		
Effect of 1% increase on:		
Total of service and interest cost components	**$ 3**	$ 3
Benefit obligations	**45**	52
Effect of 1% decrease on:		
Total of service and interest cost components	**$ (3)**	$ (3)
Benefit obligation	**(42)**	(49)

The Company's pension plan weighted average asset allocations at September 30, 2007 and 2006, by asset category are as follows:

Asset Category	2007	2006
Equity securities	**49.51%**	47.44%
Debt securities	**45.88%**	45.86%
Real estate	**3.57%**	3.39%
Other	**1.04%**	3.31%
Total	**100.00%**	100.00%

The investment objectives for the pension plan assets are to generate returns that will enable the plans to meet their future obligations. The strategies balance the requirement to generate returns through investments such as equity securities, with the need to control risk through less volatile assets such as fixed income securities, while also meeting local regulations. Approximately 90% of the Company's plan assets relate to the Company's pension plans in the United Kingdom and Switzerland. In the United Kingdom, the plan assets are managed in two separate portfolios, an equity portfolio and a bond portfolio. The strategy is to invest 56% and 44% of the plan assets in equity securities and debt securities, respectively. The total return is tracked to the relevant market index, within specified tolerances and after allowance for withholding tax where applicable, for each of the funds in which the assets are invested. The plan assets for the Switzerland plan are managed in accordance with the laws in Switzerland. Within the scope of the Swiss laws, the strategy targets equity securities of 35%–45%, debt securities of 35%–65%, real estate investments of 5%–15% and other investments of 0%–5%.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Health Benefits
2008	$ 4,560	$ 699
2009	4,789	721
2010	5,006	740
2011	5,460	748
2012	5,531	735
Years 2013 through 2017	38,109	3,999

The components of net periodic benefit costs for the three years ended September 30,

	Pension Benefits			Health Benefits		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost						
Service cost	**$12,078**	$11,028	$ 9,854	**$ 155**	$ 9	$1,267
Interest cost	**9,293**	7,494	8,331	**852**	716	791
Expected return on plan assets	**(9,090)**	(6,748)	(6,738)	**–**	–	–
(Gain) loss recognized in the year	**322**	(15)	4	**–**	–	–
Loss on settlement	**–**	86	–	**–**	–	–
Amortization of:						
Unrecognized prior service cost	**92**	(20)	–	**2**	2	199
Unrecognized loss	**229**	552	155	**246**	283	115
Transition obligation	**–**	–	–	**–**	–	33
Net periodic benefit cost	**$12,924**	$12,377	$11,606	**$1,255**	$1,010	$2,405

The Company presently anticipates contributing approximately $19,426 to fund its pension plans and $699 to fund its health benefit plans in fiscal 2008. The Company does not expect any plan assets to be returned to the Company during fiscal 2008.

17. Share-Based Compensation Plans

On October 1, 2005, the Company adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)") using the modified prospective method. Upon the adoption of SFAS 123(R), the Company recognized an immaterial one-time gain in compensation and related expenses related to the requirement to apply an estimated forfeiture rate to unvested awards. Previously, the Company recorded forfeitures as incurred. The Company also elected to recognize the compensation cost of all share-based awards on a straight-line basis over the vesting period of the award. Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules.

Prior to October 1, 2005, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") to account for its stock-based compensation plans. Under APB 25, no compensation expense was recognized for nonqualified stock option awards as the exercise price of the awards on the date of grant was equal to the current market price of the Company's stock. However, the Company did recognize compensation expense in connection with the issuance of restricted stock and restricted stock units. The adoption of SFAS 123(R) primarily resulted in compensation expense being recorded for stock options.

During the years ended September 30, 2007, 2006 and 2005, the Company recorded pre-tax share-based compensation expense of $40,937, $55,007 and $26,199, respectively, related to expensing of the Company's nonqualified stock options, restricted stock and restricted stock units. During the third quarter of fiscal 2007, the Company reduced share-based compensation expense by $4,505 related to adjustments to the forfeiture rate used to record share-based compensation.

For the years ended September 30, 2007 and 2006, the excess tax benefits of $4,912 and $1,084, respectively, were reflected as cash flow from financing activities in the consolidated statement of cash flows. The total compensation cost related to non-vested restricted stock and stock option awards not yet recognized as of September 30, 2007 was approximately $63,083, which is expected to be recognized over a weighted average of 2.4 years.

Results for fiscal 2005 have not been restated to reflect the adoption of SFAS 123(R). Had compensation expense for the Company's stock options been determined based on the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation*, and applying the Black-Scholes valuation method, net income and earnings per share for the year ended September 30, 2005 would have been as follows:

	Year Ended September 30, 2005
Net income:	
As reported	$134,732
Reported share-based compensation expense, net of tax	17,259
Pro forma share-based compensation expense, net of tax	(45,077)
Pro forma net income	$106,914
Net income per share—basic:	
As reported	$ 1.21
Pro forma	$ 0.96
Net income per share—diluted:	
As reported	$ 1.19
Pro forma	$ 0.95

Under the Company's Global Stock and Incentive Compensation Plan (the "Plan"), which was adopted in fiscal 2002 and is administered by the Compensation and Leadership Committee (the "Committee") of the Company's Board of Directors, employees and directors may receive awards of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units and cash-based awards; employees can also receive incentive stock options. As of September 30, 2007, only restricted stock, restricted stock units, performance share units and nonqualified stock options have been granted. A total of 25,000,000 shares of Class A common stock have been reserved for issuance under the Plan. As of September 30, 2007, there were 2,810,954 shares available for grant under the Plan.

Restricted Stock and Restricted Stock Units

On December 1, 2006, the Company granted 2,152,645 shares of restricted stock units at a price of $25.24, which vest over four years. Also on December 1, 2006, the Company granted 115,000 restricted stock units at a price of $25.24 which vest on September 30, 2009 upon meeting certain fiscal year 2007 financial performance conditions. During 2007, an additional 323,707 shares of restricted stock units were granted at a weighted average price of $28.01, which vest from one to four years.

On October 3, 2005, the Company granted 2,282,190 shares of restricted stock and restricted stock units at a price of $27.59, which vest from two to four years. During the year ended September 30, 2006, an additional 1,031,490 shares of restricted stock and restricted stock units were granted at a weighted average price of $23.71. Included in the fiscal 2006 grants were 186,111 restricted stock awards which vest upon meeting certain financial performance conditions as of September 30, 2008. The majority of these shares vest evenly through July 1, 2009, and portions of the awards vest through July 1, 2007 and July 1, 2008. In the year ended September 30, 2005, the Company granted 735,249 restricted stock and restricted stock units at a weighted average grant price of $26.92. These shares vested on July 1, 2006.

In connection with the 2005 Exult merger, the Company granted 692,139 shares of Class A unvested restricted stock and restricted stock units to certain Exult employees. These awards were valued at $18,535 on the October 1, 2004 grant date (a price of $26.78 per share). This amount was recorded as unearned compensation and was expensed ratably through the vesting date of June 27, 2006.

Shares which vest upon meeting certain financial performance conditions assume that goals will be achieved. The goals are evaluated quarterly. If such goals are not met or it is probable the goals will not be met, no compensation cost is recognized and any recognized compensation cost is reversed. During fiscal year 2006, the Company evaluated the goals under the fiscal 2006 performance plan and it was determined that it was probable that the goals would not be met. As a result, the expense previously recognized in conjunction with the performance plan was reversed in fiscal 2006. The plan remains in existence and as such, the Company will continue to monitor the results to assess whether a payout would be probable.

In connection with its initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units to employees. The one-time initial public offering-related awards were valued at $110,141 on the June 27, 2002 grant date (a weighted price of $19.02 per share) and fully vested during the year ended September 30, 2006. For the years ended September 30, 2006 and 2005, compensation expense for the initial public offering restricted stock awards was $9,397 and $17,355, respectively, including the award compensation expense and applicable payroll taxes for the respective periods.

The following table summarizes restricted stock and restricted stock units activity during 2007, 2006 and 2005:

	2007		2006		2005	
	Restricted Stock/ Restricted Stock Units	Weighted-Average Fair Value	Restricted Stock/ Restricted Stock Units	Weighted-Average Fair Value	Restricted Stock/ Restricted Stock Units	Weighted-Average Fair Value
Shares outstanding at beginning of fiscal year	**2,370,858**	**$25.95**	1,316,942	$22.38	1,626,000	$19.05
Granted	**2,591,352**	**25.59**	3,313,680	26.38	795,084	26.88
Vested	**(1,228,320)**	**26.03**	(1,912,794)	24.21	(857,673)	19.67
Forfeited	**(598,068)**	**25.93**	(346,970)	26.18	(246,469)	24.37
Shares outstanding at end of fiscal year	**3,135,822**	**$25.62**	2,370,858	$25.95	1,316,942	$22.38

Stock Options

The Committee may grant both incentive stock options and nonqualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the Plan, options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to non-employee directors. The option price is determined by the Committee, provided that for options issued to participants in the United States, the option price may not be less than 100% of the fair market value of the shares on the date the option is granted and no option may be exercisable later than the tenth anniversary of its grant. The nonqualified stock options granted vest ratably over a period of four years. As of September 30, 2007, the Company has 7,611,095 options outstanding with a weighted average exercise price of $24.12.

The fair value used to determine compensation expense for the years ended September 30, 2007 and 2006 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	**28.15%**	28.89%
Risk-free interest rate	**4.42%**	4.73%
Expected life	**6.23**	5.68
Dividend yield	**0%**	0%

The Company did not grant any stock options in the year ended September 30, 2005.

The following table summarizes stock option activity during 2007, 2006 and 2005:

	2007		2006		2005	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of fiscal year	**9,664,292**	**$23.73**	10,364,866	$23.75	11,212,831	$23.71
Granted	**937,650**	**25.66**	331,600	22.80	–	–
Exercised	**(2,377,618)**	**22.78**	(647,740)	22.44	(445,528)	22.14
Forfeited	**(197,847)**	**24.95**	(183,863)	24.23	(364,274)	24.63
Expired	**(415,382)**	**25.79**	(200,571)	26.49	(38,163)	23.27
Outstanding at end of fiscal year	**7,611,095**	**$24.12**	9,664,292	$23.73	10,364,866	$23.75
Exercisable options at end of fiscal year	**6,758,976**	**$23.94**	8,677,556	$23.66	7,874,066	$24.01

The weighted average estimated fair value of employee stock options granted during 2007 and 2006 was $9.74 and $8.49 per share, respectively. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock.

The Company did not grant options in the year ended September 30, 2005. The following table summarizes information about stock options outstanding at September 30, 2007.

	Outstanding Options				Exercisable Options		
Reasonable price range groupings:	Number Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Term (Years)	Number Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$19.00	1,804,040	$19.00	$28,955	4.7	1,804,040	$19.00	$28,955
$19.01–$30.00	5,727,816	25.54	54,448	6.7	4,899,147	25.66	46,016
$30.01–$35.00	79,239	32.12	232	6.9	55,789	32.37	150
	7,611,095	$24.12	$83,635	6.3	6,758,976	$23.94	$75,121

The total intrinsic value of options exercised during the years ended September 30, 2007, 2006 and 2005, based upon the average market price during the period, was approximately $18,027, $3,426 and $2,925, respectively.

18. Legal Proceedings

The Company is involved in disputes arising in the ordinary course of its business relating to Outsourcing or Consulting agreements, professional liability claims, vendors or service providers or employment claims. We are also routinely audited and subject to inquiries by governmental and regulatory agencies. The Company evaluates estimated losses under SFAS 5, *Accounting for Contingencies*. Management considers such factors as the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss and records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

The Company is in active discussions with a number of HR BPO clients to renegotiate the terms of their contracts. Through September 30, 2007, the Company has recorded a $15 million contingent liability related to an ongoing dispute with one of these clients.

The Company does not believe that any unresolved disputes will have a material adverse effect on its financial condition or results of operation. However, litigation in general and the outcome of any matter in particular cannot be predicted with certainty. An unfavorable resolution of one or more pending matters could have a material adverse impact on the Company's results of operations for one or more reporting periods.

On May 8, 2007, the House Committee on Oversight and Government Reform chaired by Henry A. Waxman issued letters to the Company and five other executive compensation consulting firms requesting that they identify all *Fortune 250* companies for which they provided both executive compensation consulting services and other services during the past five years and disclose annual revenue for each of those two categories for the year 2002 through 2006. The Company has been responding to the requests and continues to cooperate with the Committee.

19. Other Comprehensive Income, Net

Accumulated other comprehensive income consists of the following components:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Unrealized Gains (Losses) on Investments	Adoption of SFAS No. 158	Accumulated Other Comprehensive Income
As of September 30, 2004	$ 69,050	$ –	$ –	$ –	$ 69,050
Other comprehensive income (loss)	3,270	(2,397)	(135)	–	738
As of September 30, 2005	72,320	(2,397)	(135)	–	69,788
Other comprehensive income	2,760	2,397	127	–	5,284
As of September 30, 2006	75,080	–	(8)	–	75,072
Other comprehensive income	**49,827**	**–**	**8**	**–**	**49,835**
Adjustment to initially apply SFAS No. 158 (net of tax)	**–**	**–**	**–**	**(1,525)**	**(1,525)**
As of September 30, 2007[1]	**$124,907**	**$ –**	**$ –**	**$(1,525)**	**$123,382**

[1]Net of $42,922 of taxes.

The change in foreign currency translation during the year ended September 30, 2007 was primarily related to the changes in value of the British pound sterling and Indian rupee relative to the U.S. dollar. The change in foreign currency translation during the year ended September 30, 2006 and 2005 were primarily related to changes in the value of the British pound sterling relative to the U.S. dollar.

20. Income Taxes

For the years ended September 30, 2007, 2006 and 2005, the Company's provision for income taxes aggregated $50,362, $56,368 and $85,783, respectively, and consisted of the following:

	2007			2006			2005		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
U.S. Federal	**$55,088**	**$ (5,961)**	**$49,127**	$24,228	$ 2,570	$26,798	$(4,825)	$79,236	$74,411
State and local	**10,976**	**(6,474)**	**4,502**	6,620	(935)	5,685	1,215	5,648	6,863
Foreign	**2,232**	**(5,499)**	**(3,267)**	5,765	18,120	23,885	7,675	(3,166)	4,509
	$68,296	**$(17,934)**	**$50,362**	$36,613	$19,755	$56,368	$ 4,065	$81,718	$85,783

Tax benefit associated with the vesting of restricted stock and restricted stock units and the exercise of nonqualified stock options were credited directly to additional paid-in capital and amounted to $9,535, $191 and $3,204 in 2007, 2006 and 2005, respectively.

The effective income tax rate for the year ended September 30, 2007 was 40.4% as compared to 94.6% in fiscal 2006. The current year's effective rate was impacted by a number of significant items including a non-deductible goodwill impairment charge, tax reserves and related interest as well as a reduction of deferred tax assets related to foreign entities. The impact of these significant items was to reduce the rate by a net 54.2%. In addition, the Company added $8,421 of deferred tax assets associated with acquisitions. This deferred tax asset was recorded as a reduction to goodwill.

Income tax expense for the period differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes as a result of the following:

	2007	2006	2005
(Benefit) provision for taxes at U.S. federal statutory rate	**$(43,651)**	$(20,850)	$77,180
Increase (reduction) in income taxes resulting from:			
Goodwill impairment at U.S. federal statutory rate	**88,717**	58,665	–
Reduction of deferred tax assets related to foreign entities	**(5,499)**	18,343	–
Reserves and related interest	**9,237**	(4,238)	–
State and local income taxes, net of federal income tax benefits	**2,138**	3,432	3,733
Non-deductible expenses	**3,672**	2,838	2,018
Tax impact on foreign subsidiaries	**(2,843)**	(4,793)	1,893
Other	**(1,409)**	2,971	959
	$ 50,362	$ 56,368	$85,783

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2007	2006
Deferred tax assets:		
Deferred contract revenues	**$101,358**	$ 72,782
Accrued expenses	**8,794**	7,167
Foreign tax loss carryforwards	**44,322**	41,680
Foreign accrued expenses	**6,389**	4,570
Depreciation and amortization	**11,113**	–
Compensation and benefits	**24,223**	28,550
Domestic tax loss carryforwards	**29,321**	44,117
Other	**2,849**	735
	228,369	199,601
Valuation allowance	**(44,224)**	(41,795)
	$184,145	$157,806
Deferred tax liabilities:		
Deferred contract costs	**$123,118**	$103,298
Goodwill and intangible amortization	**92,902**	102,472
Currency translation adjustment	**38,479**	30,593
Depreciation and amortization	**–**	2,660
Other	**–**	–
	$254,499	$239,023

The domestic federal net operating loss carryforward of $73,393 relates to the Exult and RealLife HR acquisitions and expires from 2017–2024. All of the net operating losses are expected to be utilized through 2024.

At September 30, 2007, the Company has available foreign net operating losses of approximately $161,821, of which $144,399 has already provided a U.S. tax benefit. The remaining net operating loss carryforward of $17,422 includes $13,232 which expires at various dates between 2007 and 2022, and the remainder has an indefinite carryforward period. The foreign local country net operating loss carryforwards of approximately $161,821 has a valuation allowance of $161,061 offsetting the benefit. The valuation allowance primarily represents loss carryforwards and deductible temporary differences for which utilization is uncertain given the lack of sustained profitability of foreign entities and/or limited carryforward periods.

The Company has a tax holiday in a foreign country through March 31, 2009. The tax benefit of the tax holiday for the current fiscal year is approximately $5,600 or $0.05 per diluted share.

United States income taxes have not been provided on undistributed earnings of international subsidiaries. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

21. Supplemental Cash Flow Information

	Year Ended September 30,		
	2007	2006	2005
Supplementary disclosure of cash paid during the year:			
Interest paid	**$ 23,534**	$20,497	$ 20,803
Income taxes paid	**73,837**	25,098	28,942
Schedule of non-cash investing and financing activities:			
Acquisition, cash paid, net of cash acquired:			
Common stock issued and warrants acquired in connection with acquisition, net of issuance costs	**$ –**	$ –	$ 652,378
Transaction costs	**–**	–	(3,356)
Fair value of assets acquired	**(14,398)**	(805)	(469,251)
Fair value of liabilities assumed	**2,704**	656	219,872
Goodwill	**(33,868)**	(6,502)	(406,369)
Cash paid, net of cash acquired	**(45,562)**	(6,651)	(6,726)
Software licenses purchased under long-term agreements	**–**	836	2,926

22. Other Income (Expense), Net

Other income (expense), net consists of the following components:

	Year Ended September 30,		
	2007	2006	2005
Interest expense	**$(20,019)**	$(23,072)	$(22,645)
Interest income	**30,219**	17,795	8,947
Gain on contribution of business	**–**	7,127	–
Gain on sale of investment	**5,982**	–	–
Other	**2,067**	2,841	379
Other income (expense), net	**$ 18,249**	$ 4,691	$(13,319)

During the year ended September 30, 2007, the Company sold an investment that was accounted for using the cost basis method of accounting and had a net book value of $1,743. The Company's sale of this investment resulted in a gain of $5,982.

During the year ended September 30, 2006, the Company recognized a gain of $7,127 in connection with the contribution of its retirement and financial management business within Germany in exchange for an increased investment in a German actuarial business ("investee"). The Company currently has a 28% non-controlling interest in the investee and accounts for its investment under the equity method of accounting.

23. Segments and Geographic Data

Under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it has three reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology. The three segments are Benefits Outsourcing, HR BPO and Consulting.

During the second quarter of fiscal 2007, the Company conducted a detailed review of the Outsourcing business. Driving this review was the fact that HR BPO became an increasingly important focus for management and a key line of business. Further, the Company realigned organizational resources in a way that focuses more specific resources to HR BPO and Benefits Outsourcing. Alignment of cost drivers coupled with cost analysis activities allowed management to identify and quantify costs and related consumption drivers specific to HR BPO and Benefits Outsourcing. Following this review, the Company determined that Outsourcing should be broken into two reportable segments, Benefits Outsourcing and HR BPO.

In addition to the realignment of the Outsourcing business, the Company completed a detailed review of shared service costs to determine which of these costs should be distributed to the business segments as well as how these shared service costs should be distributed to the business segments. The review resulted in changes to the way previously unallocated costs were distributed to the business segments and the distribution of previously unallocated costs to the business segments. Improved data and analytical capabilities have provided insight into costs that were previously not attributable to specific business segment activity. This includes expenses related to business leadership that could be attributed to specific reportable segments.

The Company also revised its allocation methodologies associated with shared service costs. The new methodologies assign costs based on usage and consumption factors such as computer usage and square footage occupied rather than previously used factors such as headcount. The new methodologies are intended to improve ownership and management of overhead spending. The effect of these changes impacted the costs reported within each segment and reduced the level of unallocated shared service costs.

As a result of the segregation of Outsourcing, the Company now has three reportable segments: Benefits Outsourcing, HR BPO and Consulting.

- **Benefits Outsourcing**—Hewitt offers benefits administrative services for health and welfare (e.g., medical) plans, defined contribution (e.g., 401(k)) plans and defined benefit (e.g., pension) plans. Through these services, companies are able to control benefit costs while meeting employees' expectations for enhanced benefit services.
- **HR BPO**—Hewitt offers workforce administration, rewards management, recruiting and staffing, payroll processing, performance management, learning and development, talent management, relocation services, time and attendance, accounts payable, procurement expertise and vendor management services. These services enable companies to reduce costs and focus on their core business while gaining expertise and access to current and innovative technology and processes through the economies of scale created by using repeatable processes and standardized technologies.
- **Consulting**—Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

The Company operates many of the administrative and support functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the operating segments. These shared services include information technology services, client support services, human resources, management, corporate relations, finance, general counsel, real estate management, supplier management and other supporting services. Many of these costs, such as information technology services, human resources, real estate management and other support services, are assigned to the business segments based on usage and consumption factors. Certain unallocated costs, within finance, general counsel, management and corporate relations, are not allocated to the business segments and remain in unallocated shared service costs.

The Company has recast the fiscal 2006 results for comparative purposes; however, fiscal 2005 segment results have not been recast as it was not practical to do so. As a result, the fiscal 2005 segment results do not reflect the new allocation methodologies associated with shared service costs nor the distribution of certain unallocated shared service costs into segment results adopted in the second quarter of fiscal 2007 and are not comparable to fiscal 2006 or fiscal 2007.

The table below presents information about the Company's reportable segments for the periods presented:

	Year Ended September 30,		
	2007	2006	2005
Benefits Outsourcing			
Segment revenues before reimbursements	**$1,475,332**	$1,465,710	$1,418,414
Segment income	**306,199**	321,735	293,546
Net client receivables and unbilled work in process	**249,247**	274,577	
Long-term unbilled work in process	**658**	2,504	
Goodwill and intangible assets	**54,829**	28,758	
Deferred contract costs	**133,047**	105,977	
HR BPO			
Segment revenues before reimbursements	**$ 539,407**	$ 517,502	$ 632,230
Segment loss	**(495,219)**	(423,407)	(116,542)
Net client receivables and unbilled work in process	**121,995**	87,661	
Long-term unbilled work in process	**3,894**	7,788	
Goodwill and intangible assets	**112,663**	424,969	
Deferred contract costs	**237,746**	181,537	
Consulting			
Segment revenues before reimbursements	**$ 945,905**	$ 842,616	$ 802,810
Segment income	**147,261**	137,028	196,388
Net client receivables and unbilled work in process	**260,769**	260,032	
Long-term unbilled work in process	**—**	206	
Goodwill and intangible assets	**347,955**	333,303	
Deferred contract costs	**1,570**	2,140	
Total Company			
Segment revenues before reimbursements	**$2,960,644**	$2,825,828	$2,853,454
Intersegment revenues	**(39,568)**	(37,106)	(21,947)
Revenues before reimbursements (net revenues)	**2,921,076**	2,788,722	2,831,507
Reimbursements	**69,250**	68,439	58,143
Total revenues	**$2,990,326**	$2,857,161	$2,889,650
Segment (loss) income	**$ (41,759)**	$ 35,356	$ 373,392
Charges not recorded at the Segment level—			
Initial public offering restricted stock awards	**—**	9,397	17,355
Unallocated shared costs	**101,208**	90,220	122,203
Operating (loss) income	**$ (142,967)**	$ (64,261)	$ 233,834
Net client receivables and unbilled work in process	**$ 632,011**	$ 622,270	
Long-term unbilled work in process	**4,552**	10,498	
Goodwill and certain intangible assets	**515,447**	787,030	
Deferred contract costs	**372,363**	289,654	
Assets not reported by segment	**1,231,165**	1,058,226	
Total assets	**$2,755,538**	$2,767,678	

Revenues and long-lived assets by geographic area for the following fiscal years are provided below. Revenues are attributed to geographic areas based on the country where the associates perform the services. Long-lived assets include net property and equipment, deferred contract costs, goodwill and intangible assets, such as capitalized software, but exclude investments in affiliated companies.

	Year Ended September 30,		
	2007	2006	2005
Revenues			
United States	**$2,269,966**	$2,238,901	$2,271,639
United Kingdom	**370,980**	344,533	362,541
All other countries	**349,380**	273,727	255,470
Total	**$2,990,326**	$2,857,161	$2,889,650
Long-Lived Assets			
United States	**$ 768,845**	$ 948,473	
United Kingdom	**348,836**	373,481	
All other countries	**137,981**	183,909	
Total	**$1,255,662**	$1,505,863	

24. Quarterly Financial Information (Unaudited)

The following tables set forth the historical unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period. Amounts are in thousands, except earnings per share information.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007:				
Revenues:				
Revenues before reimbursements (net revenues)	**$726,630**	**$716,203**	**$ 727,982**	**$ 750,261**
Reimbursements	**19,420**	**17,605**	**14,330**	**17,895**
Total revenues	**$746,050**	**$733,808**	**$ 742,312**	**$ 768,156**
Operating income (loss)[1]	**46,533**	**18,765**	**72,372**	**(280,637)**
Net income (loss)[1]	**$ 30,065**	**$ 12,986**	**$ 47,505**	**$(265,636)**
Earnings (loss) per share:				
Basic	**$ 0.28**	**$ 0.12**	**$ 0.44**	**$ (2.51)**
Diluted	**$ 0.27**	**$ 0.12**	**$ 0.43**	**$ (2.51)**
Fiscal 2006:				
Revenues:				
Revenues before reimbursements (net revenues)	$701,047	$676,153	$ 698,174	$ 713,348
Reimbursements	18,646	19,264	16,271	14,258
Total revenues	$719,693	$695,417	$ 714,445	$ 727,606
Operating income (loss)[2]	49,815	51,189	(207,684)	42,419
Net income (loss)[2][3]	$ 31,532	$ 31,782	$(202,247)	$ 22,995
Earnings (loss) per share:				
Basic	$ 0.29	$ 0.30	$ (1.88)	$ 0.21
Diluted	$ 0.29	$ 0.29	$ (1.88)	$ 0.21

[1] Fourth quarter fiscal 2007 results include non-cash pre-tax charges of $326,312 related to impairment of goodwill, intangible assets and contract loss provisions; a pre-tax charge of $29,339 related to the review of our real estate portfolio; and a pre-tax severance charge of $8,032 resulting from ongoing productivity initiatives across the business.

[2] Third quarter fiscal 2006 results include non-cash charges of $248,857 related to HR BPO.

[3] Fourth quarter fiscal 2006 results include the reversal of non-cash charges of $5,054 related to the correction of an error in the third quarter which was not deemed material to the quarter.

25. Regulated Subsidiary

Hewitt Financial Services LLC ("HFS"), a wholly-owned subsidiary of the Company, is a registered U.S. broker-dealer. HFS is subject to the Securities and Exchange Commission's minimum net capital rule (Rule 15c3-1), which requires that HFS at all times maintain net capital (as defined) equal to the greater of $50,000 or 6⅔% of aggregate indebtedness, (as defined). As of September 30, 2007 and 2006, HFS has met its net capital requirements.

Performance measurement comparison

The graph below depicts total cumulative stockholder return on $100 invested on September 30, 2002, in (1) Hewitt Associates, Inc. Class A common stock, (2) the Standard & Poor's 500 Index, (3) an industry peer group index comprised of the common stock of publicly held competitors of the Company, and (4) an industry peer group index previously utilized by the Company. The peer group was recently updated to include Convergys Corporation and Marsh & McLennan Companies, Inc. and exclude BearingPoint, Inc. and Paychex, Inc. This group more appropriately reflects management's view of the current competitive landscape. The graph assumes reinvestment of dividends.

The Company continues to compile its own peer group as it does not believe an appropriate independently compiled industry peer group index exists. The index developed by the Company represents its judgment of its closest competitors for which there is a public stock price. Several of the Company's closest competitors are not publicly held; thus, these competitors are not included in the index.


$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
9/02
9/03
9/04
9/05
9/06
9/07
Hewitt Associates, Inc.
S&P 500
New Peer Group
Old Peer Group

	Cumulative Total Return					
	9/02[1]	9/03[1]	9/04[1]	9/05[1]	9/06[1]	9/07[1]
Hewitt Associates, Inc.	100.00	82.43	89.57	92.35	82.13	118.65
S & P 500[2]	100.00	124.38	141.58	158.89	175.99	204.87
New Peer Group[3]	100.00	120.47	128.83	121.30	133.98	144.12
Old Peer Group[4]	100.00	125.77	136.08	145.81	161.86	179.88

[1] Return as of the last business day of the month.

[2] Copyright® 2002 Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.

[3] Comprised of Accenture Ltd., Affiliated Computer Services, Automatic Data Processing, Inc., Ceridian Corporation, Convergys Corporation, Electronic Data Systems, Marsh & McLennan Companies, Inc., and Watson Wyatt & Company Holdings.

[4] Comprised of Accenture Ltd., Affiliated Computer Services, Automatic Data Processing, Inc., BearingPoint, Inc., Ceridian Corporation, Electronic Data Systems, Paychex, Inc., and Watson Wyatt & Company Holdings. This Peer Group included ProBusiness Services, Inc. prior to its acquisition by Automatic Data Processing, Inc. and Exult, Inc., prior to its acquisition by the Company.

Board of Directors and Senior Management

As of December 1, 2007

Board of Directors

Russell P. Fradin
Chairman and Chief Executive Officer
Hewitt Associates, Inc.

Steven A. Denning[1]
Chairman and Managing Director
General Atlantic LLC

Cheryl A. Francis[1,3*]
Business Consultant and Vice Chairman
Corporate Leadership Center

Julie S. Gordon
President—Client and Market Leadership
Hewitt Associates, Inc.

Michael E. Greenlees[2*,3]
Chief Executive Officer
Thompson Intermedia plc

Michele M. Hunt[2]
Founder and President
Vision & Values

Alex J. Mandl[2]
Executive Chairman
Gemalto N.V.

Cary D. McMillan[1*]
Chief Executive Officer
True Partners Consulting LLC

Thomas J. Neff[2,3]
Chairman
Spencer Stuart, U.S.

Steven P. Stanbrook[1]
President, Developing Markets Platform
S.C. Johnson & Son, Inc.

Board Committees:
[1] Audit
[2] Compensation and Leadership
[3] Nominating and Corporate Governance
[*] Denotes Committee Chairman

Senior Management

Russell P. Fradin'
Chairman and Chief Executive Officer

Bradley A. Anderson
Chief Information Officer

Perry O. Brandorff'
President—Consulting

Monica M. Burmeister
Global Chief of Consulting Operations

Steven H. Fein
Benefits Outsourcing Sales, Market and Product Strategy Leader

Julie S. Gordon'
President—Client and Market Leadership

Tracy S. Keogh'
Senior Vice President—Human Resources

Rohail A. Khan
North America Benefits Outsourcing Operations Leader

James R. Konieczny
Multi-Process HR/Regional Outsourcing Leader

Steven J. Kyono'
Senior Vice President—General Counsel and Corporate Secretary

Matthew C. Levin'
Senior Vice President—Corporate Development and Strategy

John J. Park'
Chief Financial Officer

Roger S. Parkin
Europe Consulting Leader

Jay C. Rising'
President—HR Outsourcing

Kristi A. Savacool'
Senior Vice President—Global Business Services and Information Technology

Richele A. Soja
North America Consulting Leader

' Executive Officer as defined by Securities and Exchange Commission regulations

Corporate Information

Corporate Headquarters
Mailing Address
100 Half Day Road
Lincolnshire, IL 60069
(847) 295-5000

Internet Web Site Address
www.hewitt.com

Stock Listing
New York Stock Exchange
Trading symbol: HEW

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(877) 282-1168
www.computershare.com

Hewitt Associates HewittShares Program
Smith Barney
70 West Madison Street
Suite 5100
Chicago, IL 60602
(800) 523-2085
www.benefitaccess.com

Annual Meeting of Stockholders
January 30, 2008—9:00 a.m.
Hewitt Associates
4 Overlook Point
Lincolnshire, IL 60069

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
Investor Relations
(847) 295-5000

Community Relations
For information regarding Hewitt Associates' community relations programs and the Hewitt Associates Foundation, please direct inquiries to:
Community Relations
Hewitt Associates
100 Half Day Road
Lincolnshire, IL 60069

Public Relations
News media and trade publications should direct their inquiries to:
Public Relations
(847) 295-5000

NYSE and SEC Certifications
Hewitt Associates' Chief Executive Officer and Chief Financial Officer, respectively, have filed with the U.S. Securities and Exchange Commission those certifications required to be filed by the Company's principal executive and financial officers regarding the quality of the financial disclosures in Hewitt's report on Form 10-K for the fiscal year ended September 30, 2007. In 2007, Hewitt's Chief Executive Officer also made an unqualified certification to the New York Stock Exchange (NYSE) with respect to the Company's compliance with the NYSE corporate governance listing standards.

END